

# Atlanta Braves

## HOLDINGS

### 2023 ANNUAL REPORT
### 2024 PROXY STATEMENT



# FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; new service offerings; the Braves on-field success; The Battery Atlanta; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our company's historical financial information is not necessarily representative of its future financial position, future results of operations or future cash flows;
- our company's ability to recognize anticipated benefits from the Split-Off (as defined elsewhere in this Annual Report);
- the incurrence of costs as a standalone public company following the Split-Off;
- our company's ownership, management and board of directors structure;
- our company's ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;
- our company's indebtedness could adversely affect operations and could limit its ability to react to changes in the economy or its industry;
- our company's ability to realize the benefits of acquisitions or other strategic investments;
- the impact of inflation and weak economic conditions on consumer demand for products, services and events offered by our company;
- the outcome of pending or future litigation or investigations;
- the operational risks of our company and its business affiliates with operations outside of the United States;
- our company's ability to use net operating loss and disallowed business interest carryforwards to reduce future tax payments;
- the ability of our company and its affiliates to comply with government regulations, including, without limitation, consumer protection laws and competition laws, and adverse outcomes from regulatory proceedings;
- the regulatory and competitive environment of the industries in which our company operates;
- changes in the nature of key strategic relationships with partners, vendors and joint venturers;
- the achievement of on-field success;
- our company's ability to develop, obtain and retain talented players;
- the impact of organized labor on our company;
- the impact of the structure or an expansion of Major League Baseball;
- the level of broadcasting revenue that Braves Holdings receives;
- the impact of the Mixed-Use Development (as defined elsewhere in this Annual Report) on our company and its ability to manage the project;
- the impact of data loss or breaches or disruptions of our company's information systems and information system security;
- our company's processing, storage, sharing, use, disclosure and protection of personal data could give rise to liabilities;
- our company's stock price has and may continue to fluctuate;
- our company's common stock and organizational structure; and
- geopolitical incidents, accidents, terrorist acts, pandemics or epidemics, natural disasters, including the effects of climate change, or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to our company and its affiliates.

# FORWARD-LOOKING STATEMENTS

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

# LETTER TO SHAREHOLDERS

**April 2024**

Dear Fellow Shareholders,

It is an incredible time to be a Braves fan and an Atlanta Braves Holdings ("ABH") shareholder. With 30 Clubs and 162 games per team, baseball has always had a massive footprint in American society. 2023 was somewhat of a revival for the sport. Total league attendance grew to its highest level since 2017, the average age of ticket buyers got younger, on-field modifications contributed to shorter game times with more excitement, more balanced schedules meant increased variability in team matchups, and the list goes on.

The strength of the Braves enterprise is particularly evident across all fronts: (i) the Team, (ii) the Business, and (iii) The Battery Atlanta development.

## THE TEAM

2023 marked the Braves 6th consecutive NL East title, the longest active streak in MLB and their 23rd division title in franchise history. The team had more wins in 2023 than any season dating back to 1998. Three different players set modern-era franchise records for a single season, with Ronald Acuña Jr. reaching a record in runs and bases stolen, Matt Olson in home runs and RBIs and Spencer Strider setting a new record in strikeouts. The majority of the Braves top talent is under contract through at least the 2027 season, fueling optimism about our roster for years to come. Third-party pundits seem to agree and recognize the Braves unique position of strength heading into the 2024 season. The Braves were recently listed #1 in MLB.com's Power Rankings, and to quote their write-up: "I hope you like the Braves, or can at least tolerate them, because this is what they're going to look like for the foreseeable future: one of the best teams in baseball." We are thrilled to have extended our contract with Alex Anthopoulos through 2031, giving him the runway to make long-term decisions and continue his track record of success.

## THE BUSINESS

The Braves have consistently executed a strategy of maintaining strong revenue growth while investing back in the team by prudently increasing payroll. Their financial performance off-field is equally as impressive as their on-field success.

In 2023, the Braves sold a record 3.2 million tickets, reaching an impressive sell-through rate of 95% of capacity. Strength in attendance contributed to 9% growth in concession sales and 15% growth in retail revenue, despite shorter game times. Heading into the 2024 season, the Braves sold through season ticket inventory for the second consecutive year before the first pitch was even thrown, with a season ticket waitlist of 14,000 people. The Braves are consistently among the highest-ranking MLB teams in total sponsorship dollars and have approximately 180 active sponsorship deals. Braves management continues to optimize sponsorship demand upon renewals while creating expansion opportunities to introduce new brands. In 2023, they secured an attractive jersey patch partnership with QUIKRETE and in 2024 will welcome Lexus as the naming rights partner for the newly built terrace-level suites. Several capital improvement projects were completed in advance of the 2024 home opener to improve the fan experience and drive incremental revenue, including an expansion of the team retail store, new terrace-level suites and a refurbished Xfinity rooftop.

The evolving landscape of sports media rights is understandably a focal point for our leadership and shareholders. The Braves linear TV distribution agreement with local media rights holder SportSouth Network II, LLC ("Bally Sports South") runs through the 2027 season, though Bally Sports South's parent company is in Chapter 11 proceedings. The Braves have not currently granted digital rights to Bally Sports South. As of the writing of this letter, Bally Sports South has continued to pay the Braves their rights fees in full.

We are confident in the strength of our brand as distribution models transition. Braves territory is made up of 35 million people in 14 million homes across 6 states. While the cable television universe has declined in recent years, Braves ratings have consistently increased, benefiting from a young, successful team and the incredible depth of the fan base. Braves RSN broadcasts are consistently the highest rated and most watched program when aired during prime time.

There is undoubtedly change on the horizon and we believe much will be settled before our contract expires in 2027. Fellow MLB teams are experimenting with alternate distribution constructs across cable, broadcast and digital platforms. There is a benefit to time and revenue certainty under the Braves current Bally Sports South agreement. We are simultaneously preparing for the future state of live sports consumption and will leverage the strength of the Braves territory in optimizing distribution for both fan engagement and economic value.

# LETTER TO SHAREHOLDERS

## THE BATTERY ATLANTA

Surrounding Truist Park is 1.6 million leasable square feet of high-quality retail, office and entertainment properties in The Battery Atlanta. By 2025, it be home to five regional or corporate headquarters including Comcast, Truist Securities and Papa Johns. With 10.3 million annual visitors in 2023, The Battery Atlanta has more traffic than any other mixed-use sports facility in the US. It has become a town square for the Atlanta suburbs drawing guests of all ages for nearly 350 on-site events annually. In 2023, The Battery Atlanta generated $39 million of adjusted OIBDA[1] which will continue to grow as newer developments are fully leased, including opening the new Truist Securities headquarters that be operational in 2025. There is a modest amount of undeveloped land being considered for future expansion.

## LOOKING AHEAD

ABH is a unique opportunity for institutional and retail shareholders alike to invest in an iconic sports team through a liquid public equity. Sustained Braves success led to a 200,000 increase in fans in 2023[2]. The national fanbase is 12.3 million, ranking 6th in MLB. In connection with the Braves incredible on-field performance, MLB has also seen a 7.9% increase in popularity in Atlanta since 2021. Combining these macro tailwinds with young talent and a healthy financial profile, we are optimistic about ABH's growth prospects for our fans, our partners and shareholders.

We hope to see you at this year's Liberty Investor Day which will take place on November 14th in New York City. This year we will be moving to a new location at Jazz at Lincoln Center at 10 Columbus Circle. We look forward to seeing you there.

We appreciate your ongoing support.





**Greg Maffei**
**Chairman, President & CEO,**
**Atlanta Braves Holdings, Inc.**

**Terry McGuirk**
**Chairman & CEO, Braves Holdings, LLC**

---

[1]    For a definition of adjusted OIBDA as defined by Atlanta Braves Holdings, Inc. as well as a reconciliation of adjusted OIBDA to operating income, see our company's Current Report on Form 8-K, furnished with the SEC on February 29, 2024.

[2]    YouGov State of the Team 2023.

# STOCK PERFORMANCE

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. into a separate publicly traded company (Nasdaq: BATRA, BATRK). The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Media's former Series A and Series C Liberty Braves common stock from December 31, 2022 through July 18, 2023 and our Series A and Series C Atlanta Braves Holdings common stock (Nasdaq: BATRA, BATRK) from July 19, 2023 through December 31, 2023 compared to the S&P 500 Index and the S&P 500 Media Index as Atlanta Braves Holdings believes these are relevant indices for comparative purposes.



|  | 12/31/22 | 3/31/23 | 6/30/23 | 7/18/23 | 9/30/23 | 12/31/23 |
|---|---|---|---|---|---|---|
| **SERIES A** | $100.00 | $105.85 | $125.25 | $132.75 | $119.59 | $130.95 |
| **SERIES C** | $100.00 | $104.53 | $122.93 | $130.28 | $110.86 | $122.80 |
| **S&P 500 INDEX** | $100.00 | $107.03 | $115.91 | $118.63 | $111.68 | $124.23 |
| **S&P 500 MEDIA INDEX** | $100.00 | $123.94 | $144.15 | $150.65 | $150.13 | $165.56 |

# FINANCIAL INFORMATION

**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

### Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "BATRA" and "BATRK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "BATRB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the range of high and low sales prices of our Series B common stock for the periods they were outstanding during the year ended December 31, 2023. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

| | Atlanta Braves Holdings, Inc. Series B (BATRB) | |
| --- | --- | --- |
| | High | Low |
| **2023** | | |
| Third quarter (after July 18, 2023) | $ 63.00 | 59.00 |
| Fourth quarter | $ 51.50 | 45.00 |

### Holders

As of January 31, 2024, there were 4,495, 27 and 712 record holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

### Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

### Purchases of Equity Securities by the Issuer

There were no repurchases of our common stock during the three months ended December 31, 2023. During the three months ended December 31, 2023, 24 shares of Atlanta Braves Holdings Series A common stock, zero shares of Series B common stock and 46 shares of Series C common stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting or exercise of restricted stock.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

**Explanatory Note**

During November 2022, the board of directors of Liberty Media Corporation ("Liberty" or "Liberty Media") authorized Liberty management to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). The Split-Off was completed on July 18, 2023 and was intended to be tax-free to holders of Liberty Braves common stock. Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings," "the Company," "us," "we," or "our") is comprised of the businesses, assets and liabilities previously attributed to the Liberty Braves Group ("Braves Group"), which, as of December 31, 2023, included Atlanta Braves Holdings' wholly-owned subsidiary Braves Holdings, LLC ("Braves Holdings") and corporate cash. Although Atlanta Braves Holdings was reported as a combined company until the date of the Split-Off, all periods reported herein are referred to as consolidated.

The intergroup interests in the Braves Group held by the Liberty Formula One Group (the "Formula One Group") and the Liberty SiriusXM Group immediately prior to the Split-Off were settled and extinguished in connection with the Split-Off through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest.

**Overview**

The Company manages its business based on the following reportable segments: baseball and mixed-use development.

The baseball segment includes operations relating to the Atlanta Braves Major League Baseball Club ("ANLBC," the "Atlanta Braves," the "Braves," the "club," or the "team") and the Braves' ballpark ("Truist Park" or the "Stadium") and includes revenue generated from ticket sales, concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared Major League Baseball ("MLB") revenue streams, including national broadcasting rights and licensing, and other sources. Ticket sales, concessions, broadcasting rights and advertising sponsorship sales are the baseball segment's primary revenue drivers.

The mixed-use development segment includes retail, office, hotel and entertainment operations within The Battery Atlanta (the "Mixed-Use Development"). The Mixed-Use Development derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.

**Strategies and Challenges**

<u>Executive Summary</u>

The financial results of Atlanta Braves Holdings depend in large part on the ability of the Braves to achieve on-field success. The team's successes generate significant fan enthusiasm, resulting in sustained ticket, premium seating, concession and merchandise sales, and greater shares of local broadcasting audiences. Management of Braves Holdings focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term profitability for the sake of immediate on-field success.

Braves Holdings, affiliated entities and third party development partners, developed a significant portion of the land around Truist Park, the Braves' stadium, creating a 2.25 million square-foot mixed-use complex that features retail, residential, office, hotel and entertainment opportunities, known as The Battery Atlanta. We believe that the continued development and operations of The Battery Atlanta will result in increased game attendance as well as office and retail rental income (including overage rent and tenant reimbursements), and income from parking and corporate sponsorships throughout the year.

### Key Drivers of Revenue

Atlanta Braves Holdings manages its business based on the following reportable segments: baseball and Mixed-Use Development. The baseball segment includes its operations relating to the Braves baseball franchise and Truist Park and includes revenue generated from game attendance (ticket sales), concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared MLB revenue streams, including national broadcasting rights and licensing, and other sources.

The Mixed-Use Development segment includes retail, office, hotel and entertainment operations within The Battery Atlanta. The Battery Atlanta derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.

### Current Trends Affecting Our Business

The ability of Atlanta Braves Holdings to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. Future performance is dependent in part on general economic conditions and the effect of those conditions on our customers. Weak economic conditions may lead to lower ticket demand for baseball events, which would also negatively affect concession and merchandise sales, and lower levels of advertising sponsorships. While Atlanta Braves Holdings is currently unable to predict the extent of any of these potential adverse effects as of December 31, 2023, Atlanta Braves Holdings does not believe that its operations have been materially impacted by recent inflationary pressures.

## Results of Operations—Consolidated

*General.* Provided in the tables below is information regarding the historical Consolidated Operating Results and Other Income and Expense of Atlanta Braves Holdings, as well as information regarding the contribution to those items from our reportable segments. The "corporate and other" category consists of those assets that do not qualify as a separate reportable segment.

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | dollar amounts in thousands | |
| Baseball revenue | $ 581,671 | 534,984 |
| Mixed-Use Development revenue | 58,996 | 53,577 |
| Total revenue | 640,667 | 588,561 |
| Operating costs and expenses: | | |
| Baseball operating costs | (482,391) | (427,832) |
| Mixed-Use Development costs | (8,834) | (8,674) |
| Selling, general and administrative, excluding stock-based compensation | (111,117) | (93,279) |
| Stock-based compensation | (13,221) | (12,233) |
| Impairment of long-lived assets and other related costs | (564) | (5,427) |
| Depreciation and amortization | (70,980) | (71,697) |
| Operating income (loss) | (46,440) | (30,581) |
| Other income (expense): | | |
| Interest expense | (37,673) | (29,582) |
| Share of earnings (losses) of affiliates, net | 26,985 | 28,927 |
| Realized and unrealized gains (losses) on intergroup interests, net | (83,178) | (35,154) |
| Realized and unrealized gains (losses) on financial instruments, net | 2,343 | 13,067 |
| Gains (losses) on dispositions, net | 2,309 | 20,132 |
| Other, net | 6,496 | 1,674 |
| Earnings (loss) before income taxes | (129,158) | (31,517) |
| Income tax benefit (expense) | 3,864 | (2,655) |
| Net earnings (loss) | $ (125,294) | (34,172) |
| | | |
| Adjusted OIBDA | $ 38,325 | 58,776 |
| | | |
| Regular season home games | 81 | 81 |
| Postseason home games | 2 | 2 |
| Average number of attendees per regular season home game | 32,542 | 31,725 |

*Baseball revenue.* Baseball revenue is derived from two primary sources: baseball event revenue (ticket sales, concessions, advertising sponsorships, suites and premium seat fees) and broadcasting revenue. The following table disaggregates baseball revenue by source:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Baseball event | $ 339,485 | 298,364 |
| Broadcasting | 160,944 | 154,185 |
| Retail and licensing | 51,533 | 47,792 |
| Other | 29,709 | 34,643 |
| Total Baseball | $ 581,671 | 534,984 |

Baseball revenue increased $46.7 million during the year ended December 31, 2023, as compared to the prior year, due to increased ticket demand and attendance at regular season home games. Baseball event revenue also increased for the year ended December 31, 2023 due to new advertising sponsorship agreements and contractual rate increases. Broadcasting revenue increased $6.8 million during the year ended December 31, 2023, as compared to the prior year, primarily due to contractual rate increases. Retail and licensing revenue increased $3.7 million during the year ended December 31, 2023, as compared to the prior year, due to increased attendance at regular season home games and demand for City Connect and other apparel, partially offset by a reduction in demand for World Series Champions apparel. Other revenue, a component of baseball revenue, decreased $4.9 million during the year ended December 31, 2023, as compared to the prior year, primarily due to fewer concerts at the Stadium and a reduction in World Series trophy tour revenue, partially offset by a $3.9 million increase in spring training related revenue (ticket sales, concession revenue and other gameday related revenue), driven by a six game increase in spring training home games, and revenue from additional special events at Truist Park. The Braves have a long term local television broadcasting agreement with Sportsouth Network II, LLC. Diamond Sports Group, the parent company of Sportsouth Network II, LLC, is in financial distress and has filed for chapter 11 protection. While the pending bankruptcy proceeding of Diamond Sports Group has not previously had a material unfavorable impact on the Company's revenue and the Company has received scheduled payments to date, we cannot currently predict whether such bankruptcy proceeding is reasonably likely to have a material unfavorable impact on our revenue in the future.

***Mixed-Use Development revenue.*** Mixed-Use Development revenue is derived from the mixed-use facilities and primarily includes rental income and to a lesser extent, parking revenue and sponsorships. For the year ended December 31, 2023, Mixed-Use Development revenue increased $5.4 million, as compared to the prior year, primarily due to a $3.4 million increase in rental income and a $1.0 million increase in sponsorship revenue. Increases in rental income for the year ended December 31, 2023, were primarily driven by a $2.4 million increase in tenant recoveries and $1.8 million increase primarily related to new lease agreements, partially offset by a reduction in overage rent.

***Baseball operating costs.*** Baseball operating costs primarily include costs associated with baseball and stadium operations. For the year ended December 31, 2023, baseball operating expenses increased $54.6 million, as compared to the prior year, primarily due to a $32.9 million increase in major league player salaries, $3.7 million increase under MLB's revenue sharing plan and other shared expenses, $4.4 million increase in minor league team and player expenses, $3.2 million increase in variable concession and retail operating costs, $3.2 million increase in major league team expenses and $2.8 million of increased spring training related expenses (facility and game day operations, travel, and other variable expenses) due to the impact of additional games in 2023.

***Mixed-Use Development costs.*** Mixed-Use Development costs primarily include costs associated with maintaining and operating the mixed-use facilities. During the year ended December 31, 2023, Mixed-Use Development costs were relatively flat as compared to the prior year.

***Selling, general and administrative, excluding stock-based compensation.*** Selling, general and administrative expense includes costs of marketing, advertising, finance and related personnel costs. Selling, general and administrative expense increased $17.8 million for the year ended December 31, 2023, as compared to the prior year, primarily driven by increased personnel and professional service costs, primarily driven by costs related to the Split-Off.

***Stock-based compensation.*** For the year ended December 31, 2023, stock-based compensation was relatively flat as compared to the prior year.

***Impairment of long-lived assets and other related costs.*** Impairment of long-lived assets and other related costs includes charges associated with hurricane damage to the Atlanta Braves' spring training facility located in North Port, Florida.

***Depreciation and amortization.*** Depreciation and amortization was relatively flat for the year ended December 31, 2023, as compared to the prior year. The slight decrease was due to various assets becoming fully depreciated.

*Operating income (loss).* Operating loss increased $15.9 million during the year ended December 31, 2023, as compared to the prior year, due to the above explanations.

*Adjusted OIBDA.* To provide investors with additional information regarding the Company's financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as defined as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by (used in) operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Operating income (loss) | $ (46,440) | (30,581) |
| Impairment of long-lived assets and other related costs | 564 | 5,427 |
| Stock-based compensation | 13,221 | 12,233 |
| Depreciation and amortization | 70,980 | 71,697 |
| Adjusted OIBDA | $ 38,325 | 58,776 |

Adjusted OIBDA is summarized as follows:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Baseball | $ 21,225 | 33,259 |
| Mixed-Use Development | 39,499 | 35,433 |
| Corporate and Other | (22,399) | (9,916) |
| Total | $ 38,325 | 58,776 |

Consolidated Adjusted OIBDA decreased $20.5 million during the year ended December 31, 2023 as compared to the prior year.

Baseball Adjusted OIBDA decreased $12.0 million during the year ended December 31, 2023 as compared to the prior year, primarily due to the fluctuations in baseball revenue and operating costs, as described above.

Mixed-Use Development Adjusted OIBDA increased $4.1 million during the year ended December 31, 2023 as compared to the prior year, primarily due to the increase in Mixed-Use Development revenue and costs, as described above.

Corporate and Other Adjusted OIBDA loss increased $12.5 million during the year ended December 31, 2023 as compared to the prior year, primarily due to increases in costs related to the Split-Off.

*Interest Expense.* Interest expense increased $8.1 million during the year ended December 31, 2023 as compared to the prior year, primarily due to increased interest rates on the Company's variable rate debt.

*Share of earnings (losses) of affiliates.* The following table presents Atlanta Braves Holdings' share of earnings (losses) of affiliates:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| MLB Advanced Media, L.P. | $ 19,747 | 24,386 |
| Baseball Endowment, L.P. | 2,114 | (1,928) |
| Other | 5,124 | 6,469 |
| Total | $ 26,985 | 28,927 |

*Realized and unrealized gains (losses) on intergroup interests, net.* As the notional shares underlying the intergroup interests were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty historically assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were used for the mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the consolidated statements of operations. During the second quarter of 2023, Liberty determined that, in connection with the Split-Off, shares of Atlanta Braves Holdings Series C common stock would be used to settle and extinguish the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. Accordingly, effective as of June 30, 2023 and through the Split-Off date, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group. Realized and unrealized gains (losses) on intergroup interests, net were driven by changes in the market prices of Liberty Braves common stock. As disclosed above, the intergroup interests were settled and extinguished in connection with the Split-Off.

*Realized and unrealized gains (losses) on financial instruments, net.* Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the Company's interest rate swaps driven by changes in interest rates.

*Gains (losses) on dispositions, net.* During the year ended December 31, 2023, the Company recognized a gain on the disposition of a non-financial asset. During the year ended December 31, 2022, the Company recognized gains on dispositions related to the sale of its three Professional Development League clubs, the Gwinnett Stripers, Mississippi Braves and Rome Braves.

*Other, net.* Other, net income increased $4.8 million during the year ended December 31, 2023, as compared to the prior year, primarily due to increased net periodic pension benefits, as well as increased interest and dividend income.

*Income taxes.* Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Earnings (loss) before income taxes | $ (129,158) | (31,517) |
| Income tax (expense) benefit | 3,864 | (2,655) |

During the year ended December 31, 2023, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to intergroup interest losses that are not deductible for tax purposes.

During the year ended December 31, 2022, the Company recognized tax expense instead of a tax benefit at the expected federal tax rate of 21% primarily due to intergroup interest losses that are not deductible for tax purposes and the reduction of goodwill as a result of the sale of the Professional Development League clubs that is also not deductible for tax purposes.

*Net earnings (loss).* The Company had net losses of $125.3 million and $34.2 million for the years ended December 31, 2023 and 2022, respectively. The change in net earnings (loss) was the result of the fluctuations in Atlanta Braves Holdings' revenue, expenses and other gains and losses, as described above.

## Liquidity and Capital Resources

As of December 31, 2023, the Company had $125.1 million of cash and cash equivalents. Substantially all of its cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

During the year ended December 31, 2023, the Company's primary uses of cash were capital expenditures, working capital requirements and debt service, funded primarily by cash from operations, distributions from equity method affiliates and new borrowings on construction loans.

During the year ended December 31, 2022, the Company's primary uses of cash were debt service, amateur player acquisition rights and capital expenditures, funded primarily by borrowings of debt, cash from operations, cash proceeds from dispositions and distributions from equity method affiliates. In addition, during the year ended December 31, 2022, the Company paid the Liberty SiriusXM Group approximately $13.8 million of cash, resulting in a partial settlement of the intergroup interest in the Braves Group held by the Liberty SiriusXM Group.

The Company's uses of cash are expected to be payments to certain players, coaches and executives pursuant to long-term employment agreements, capital expenditures, investments in real estate ventures and debt service payments. The Company expects to fund its projected uses of cash with cash on hand, cash provided by operations and through borrowings under construction loans and revolvers. We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

### Sources of Liquidity

The following are potential sources of liquidity: available cash balances, cash generated by Braves Holdings' operating activities (to the extent such cash exceeds Braves Holdings' working capital needs and is not otherwise restricted), net proceeds from asset sales, debt borrowings under the LWCF, the MLBFF and the TeamCo Revolver (each as defined below) and dividend and interest receipts.

### League Wide Credit Facility

In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB's League Wide Credit Facility (the "LWCF"). Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs, including the Braves Club Trust (the "Club Trust"). The maximum amount available to the Club Trust under the LWCF was $125 million as of December 31, 2023. The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2026.

### MLB Facility Fund Revolver

In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the "MLBFF"). Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction. In May 2021, Braves Facility Fund LLC established a revolving credit commitment with Major League Baseball Facility Fund, LLC (the "MLB facility fund—revolver"). The commitment termination date, which is the repayment date for all amounts borrowed under the MLB facility fund—revolver, is July 10, 2026. The maximum amount available to Braves Facility Fund LLC under the MLB facility fund—revolver was $41.4 million as of December 31, 2023. Borrowings outstanding under the MLB facility fund—revolver bore interest at a variable rate of 6.73% per annum as of December 31, 2023.

*TeamCo Revolver*

A subsidiary of Braves Holdings is party to a Revolving Credit Agreement (the "TeamCo Revolver"), which provides revolving commitments of $150 million and matures in August 2029. The availability under the TeamCo Revolver as of December 31, 2023 was $150 million.

See note 6 to the accompanying consolidated financial statements for a description of all indebtedness obligations.

### *Off-Balance Sheet Arrangements and Material Cash Requirements*

Information concerning the amount and timing of material cash requirements, both accrued and off-balance sheet, as of December 31, 2023, is summarized below.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 2 - 3 years | 4 - 5 years | After 5 years |
| | | | amounts in thousands | | |
| Long-term debt (1)......................... | $ 572,947 | 42,153 | 190,123 | 180,717 | 159,954 |
| Interest payments (2)....................... | 130,182 | 24,520 | 46,698 | 21,732 | 37,232 |
| Employment agreements (3)................. | 950,158 | 236,853 | 340,724 | 216,269 | 156,312 |
| Lease obligations........................... | 176,570 | 10,192 | 20,447 | 18,445 | 127,486 |
| Other obligations (4) ....................... | 31,209 | 2,982 | 5,481 | 4,126 | 18,620 |
| Total consolidated........................ | $ 1,861,066 | 316,700 | 603,473 | 441,289 | 499,604 |

(1) Amounts are stated at the face amount at maturity and do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on the Company's outstanding debt at December 31, 2023, (ii) assume the interest rates on the Company's variable rate debt remain constant at the December 31, 2023 rates and (iii) assume that its existing debt is repaid at maturity.

(3) The Braves have entered into long-term employment contracts with certain of their players (current and former), coaches and executives. Amounts due under such contracts as of December 31, 2023 aggregated $950.2 million. In addition, certain players, coaches and executives may earn incentive compensation under the terms of their employment contracts. The Braves are under no legal obligation to pay Major League player salaries during any period that players do not render services during a labor dispute.

(4) Amounts include obligations for capital maintenance of Truist Park and software contracts.

## Critical Accounting Estimates

The preparation of Atlanta Braves Holdings' consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that Atlanta Braves Holdings believes are critical to its consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

*Non-Financial Instrument Valuations.* Atlanta Braves Holdings' non-financial instrument valuations are primarily comprised of its annual assessment of the recoverability of its goodwill and franchise rights (collectively, "indefinite-lived intangible assets"), and its evaluation of the recoverability of its other long-lived assets upon certain triggering events. If the carrying value of Atlanta Braves Holdings' long-lived assets exceeds their estimated fair value, Atlanta Braves Holdings is required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in the consolidated statement of operations. Judgment is required to estimate the fair value of Atlanta Braves Holdings' long-lived assets. Atlanta Braves Holdings may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. Atlanta Braves Holdings may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the judgment involved in Atlanta Braves Holdings' estimation techniques, any value ultimately derived from Atlanta Braves Holdings' long-lived assets may differ from its estimate of fair value.

As of December 31, 2023, the Company had $175.8 million of goodwill and $123.7 million of franchise rights. The Company's goodwill and franchise rights are both entirely allocated to the baseball reportable segment. The Company performs its annual assessment of the recoverability of its indefinite-lived intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry-specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

*Income Taxes.*    The Company is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in its consolidated financial statements or tax returns for each taxing jurisdiction in which the Company operates. This process requires the Company's management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that it enters into. Based on these judgments, the Company may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Company operates, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on the Company's financial position.

## Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2023, we had $83.9 million aggregate principal amount of floating rate debt with a weighted average interest rate of 7.1% and $489.1 million aggregate principal amount of fixed rate debt with a weighted average interest rate of 4.4%.

## Financial Statements and Supplementary Data

The consolidated financial statements of Atlanta Braves Holdings, Inc. are included herein, beginning on Page F-13.

## Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), and under the oversight of its board of directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

## Other Information

*Insider Trading Arrangements*

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023.

## Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors
Atlanta Braves Holdings, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Atlanta Braves Holdings, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Atlanta, Georgia
February 28, 2024

## ATLANTA BRAVES HOLDINGS, INC.

## Consolidated Balance Sheets

## December 31, 2023 and 2022

| | 2023 | 2022 |
|---|---|---|
| | amounts in thousands | |
| *Assets* | | |
| Current assets: | | |
| Cash and cash equivalents | $ 125,148 | 150,664 |
| Restricted cash | 12,569 | 22,149 |
| Accounts receivable and contract assets, net of allowance for credit losses | 62,922 | 70,234 |
| Other current assets | 17,380 | 24,331 |
| Total current assets | 218,019 | 267,378 |
| | | |
| Property and equipment, at cost (note 4) | 1,091,943 | 1,007,776 |
| Accumulated depreciation | (325,196) | (277,979) |
| | 766,747 | 729,797 |
| | | |
| Investments in affiliates, accounted for using the equity method (note 5) | 99,213 | 94,564 |
| Intangible assets not subject to amortization: | | |
| Goodwill | 175,764 | 175,764 |
| Franchise rights | 123,703 | 123,703 |
| | 299,467 | 299,467 |
| | | |
| Other assets, net | 120,884 | 99,455 |
| Total assets | $ 1,504,330 | 1,490,661 |

See accompanying notes to consolidated financial statements.

**ATLANTA BRAVES HOLDINGS, INC.**

**Consolidated Balance Sheets (continued)**

**December 31, 2023 and 2022**

| | 2023 | 2022 |
|---|---|---|
| | amounts in thousands except share amounts | |
| *Liabilities and Equity* | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 73,096 | 54,748 |
| Deferred revenue and refundable tickets | 111,985 | 104,996 |
| Current portion of debt (note 6) | 42,153 | 74,806 |
| Other current liabilities | 6,439 | 6,361 |
| Total current liabilities | 233,673 | 240,911 |
| Long-term debt (note 6) | 527,116 | 467,160 |
| Redeemable intergroup interests | — | 278,103 |
| Finance lease liabilities (note 7) | 103,586 | 107,220 |
| Deferred income tax liabilities (note 9) | 50,415 | 54,099 |
| Pension liability (note 8) | 15,222 | 15,405 |
| Other noncurrent liabilities | 33,676 | 28,253 |
| Total liabilities | 963,688 | 1,191,151 |
| *Equity:* | | |
| Preferred stock, $.01 par value. Authorized 50,000,000 shares; zero shares issued at December 31, 2023 and December 31, 2022 | — | — |
| Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 10,318,197 and zero at December 31, 2023 and December 31, 2022, respectively | 103 | — |
| Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 977,776 and zero at December 31, 2023 and December 31, 2022, respectively | 10 | — |
| Series C common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 50,577,776 and zero at December 31, 2023 and December 31, 2022, respectively | 506 | — |
| Additional paid-in capital | 1,089,625 | — |
| Former parent's investment | — | 732,350 |
| Accumulated other comprehensive earnings (loss), net of taxes | (7,271) | (3,758) |
| Retained earnings (deficit) | (554,376) | (429,082) |
| Total stockholders' equity/former parent's investment | 528,597 | 299,510 |
| Noncontrolling interests in equity of subsidiaries | 12,045 | — |
| Total equity | 540,642 | 299,510 |
| Commitments and contingencies (note 13) | | |
| Total liabilities and equity | $ 1,504,330 | 1,490,661 |

See accompanying notes to consolidated financial statements.

# ATLANTA BRAVES HOLDINGS, INC.

## Consolidated Statements of Operations

### Years ended December 31, 2023 and 2022

|  | 2023 | 2022 |
|---|---|---|
|  | amounts in thousands except per share amounts | |
| Revenue: | | |
| Baseball revenue | $ 581,671 | 534,984 |
| Mixed-Use Development revenue | 58,996 | 53,577 |
| Total revenue | 640,667 | 588,561 |
| Operating costs and expenses: | | |
| Baseball operating costs | 482,391 | 427,832 |
| Mixed-Use Development costs | 8,834 | 8,674 |
| Selling, general and administrative, including stock-based compensation | 124,338 | 105,512 |
| Impairment of long-lived assets and other related costs | 564 | 5,427 |
| Depreciation and amortization | 70,980 | 71,697 |
|  | 687,107 | 619,142 |
| Operating income (loss) | (46,440) | (30,581) |
| Other income (expense): | | |
| Interest expense | (37,673) | (29,582) |
| Share of earnings (losses) of affiliates, net (note 5) | 26,985 | 28,927 |
| Realized and unrealized gains (losses) on intergroup interests, net | (83,178) | (35,154) |
| Realized and unrealized gains (losses) on financial instruments, net | 2,343 | 13,067 |
| Gains (losses) on dispositions, net (note 1) | 2,309 | 20,132 |
| Other, net | 6,496 | 1,674 |
| Earnings (loss) before income taxes | (129,158) | (31,517) |
| Income tax benefit (expense) | 3,864 | (2,655) |
| Net earnings (loss) | $ (125,294) | (34,172) |
| Basic net earnings (loss) attributable to Series A, Series B and Series C Atlanta Braves Holdings, Inc. shareholders per common share (note 2) | $ (2.03) | (0.55) |
| Diluted net earnings (loss) attributable to Series A, Series B and Series C Atlanta Braves Holdings, Inc. shareholders per common share (note 2) | $ (2.03) | (0.55) |

See accompanying notes to consolidated financial statements.

**ATLANTA BRAVES HOLDINGS, INC.**

**Consolidated Statements of Comprehensive Earnings (Loss)**

**Years ended December 31, 2023 and 2022**

| | 2023 | 2022 |
|---|---|---|
| | amounts in thousands | |
| Net earnings (loss) | $ (125,294) | (34,172) |
| Other comprehensive earnings (loss), net of tax: | | |
| Unrealized holdings gains (loss) arising during the period | (3,506) | 13,965 |
| Share of other comprehensive earnings (loss) of affiliates | (7) | 1,186 |
| Other comprehensive earnings (loss), net of tax | (3,513) | 15,151 |
| Comprehensive earnings (loss) | $ (128,807) | (19,021) |

See accompanying notes to consolidated financial statements.

# ATLANTA BRAVES HOLDINGS, INC.

## Consolidated Statements of Cash Flows

### Years ended December 31, 2023 and 2022

| | 2023 | 2022 |
|---|---|---|
| | amounts in thousands | |
| **Cash flows from operating activities:** | | |
| Net earnings (loss) | $ (125,294) | (34,172) |
| Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 70,980 | 71,697 |
| Stock-based compensation | 13,221 | 12,233 |
| Impairment of long-lived assets | — | 4,811 |
| Share of (earnings) losses of affiliates, net | (26,985) | (28,927) |
| Realized and unrealized (gains) losses on intergroup interests, net | 83,178 | 35,154 |
| Realized and unrealized (gains) losses on financial instruments, net | (2,343) | (13,067) |
| (Gains) losses on dispositions, net | (2,309) | (20,132) |
| Deferred income tax expense (benefit) | (7,872) | (10,413) |
| Cash receipts from returns on equity method investments | 22,450 | 21,700 |
| Net cash received (paid) for interest rate swaps | 5,104 | (1,194) |
| Other charges (credits), net | 1,218 | 2,329 |
| Net change in operating assets and liabilities: | | |
| Current and other assets | (42,802) | 9,912 |
| Payables and other liabilities | 13,080 | 3,418 |
| Net cash provided by (used in) operating activities | 1,626 | 53,349 |
| **Cash flows from investing activities:** | | |
| Capital expended for property and equipment | (69,036) | (17,669) |
| Cash proceeds from dispositions | — | 48,008 |
| Investments in equity method affiliates and equity securities | (125) | (5,273) |
| Other investing activities, net | 110 | 27,500 |
| Net cash provided by (used in) investing activities | (69,051) | 52,566 |
| **Cash flows from financing activities:** | | |
| Borrowings of debt | 83,033 | 154,753 |
| Repayments of debt | (56,187) | (309,612) |
| Payments to settle intergroup interests | — | (13,828) |
| Contribution from noncontrolling interest | 12,045 | — |
| Other financing activities, net | (6,562) | (8,528) |
| Net cash provided by (used in) financing activities | 32,329 | (177,215) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | (35,096) | (71,300) |
| Cash, cash equivalents and restricted cash at beginning of period | 172,813 | 244,113 |
| Cash, cash equivalents and restricted cash at end of period | $ 137,717 | 172,813 |

See accompanying notes to consolidated financial statements.

# ATLANTA BRAVES HOLDINGS, INC.

## Consolidated Statements of Equity

## Years ended December 31, 2023 and 2022

| | Preferred Stock | Common Stock Series A | Common Stock Series B | Common Stock Series C | Former parent's investment | Additional paid-in capital | Accumulated other comprehensive earnings (loss) | Retained earnings (deficit) | Noncontrolling interests in equity of subsidiaries | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | amounts in thousands | | | | | | | | | |
| Balance at January 1, 2022 | $ — | — | — | — | 720,023 | — | (18,909) | (394,891) | — | 306,223 |
| Net earnings (loss) | — | — | — | — | — | — | | (34,172) | — | (34,172) |
| Other comprehensive earnings (loss) | — | — | — | — | — | — | 15,151 | | — | 15,151 |
| Stock-based compensation | — | — | — | — | 12,233 | — | | | — | 12,233 |
| Other | — | — | — | — | 94 | — | | (19) | — | 75 |
| Balance at December 31, 2022 | — | — | — | — | 732,350 | — | (3,758) | (429,082) | — | 299,510 |
| Net earnings (loss) | — | — | — | — | — | — | — | (125,294) | — | (125,294) |
| Other comprehensive earnings (loss) | — | — | — | — | — | — | (3,513) | — | — | (3,513) |
| Stock-based compensation | — | — | — | — | 6,294 | 6,877 | — | — | — | 13,171 |
| Change in capitalization in connection with Atlanta Braves Holdings Split-Off | — | 103 | 10 | 418 | (724,115) | 723,584 | — | — | — | — |
| Tax sharing adjustment with Former parent | — | — | — | — | (7,354) | — | — | — | — | (7,354) |
| Contribution from noncontrolling interest | — | — | — | — | — | — | — | — | 12,045 | 12,045 |
| Settlement of intergroup interest | — | — | — | 86 | — | 361,195 | — | — | — | 361,281 |
| Other | — | — | — | 2 | (7,175) | (2,031) | — | — | — | (9,204) |
| Balance at December 31, 2023 | $ — | 103 | 10 | 506 | — | 1,089,625 | (7,271) | (554,376) | 12,045 | 540,642 |

See accompanying notes to consolidated financial statements.

**ATLANTA BRAVES HOLDINGS, INC.**

**Notes to Consolidated Financial Statements**

**December 31, 2023 and 2022**

## (1) Basis of Presentation

During November 2022, the board of directors of Liberty Media Corporation ("Liberty," "Liberty Media" or "Former parent") authorized Liberty management to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). The Split-Off was completed on July 18, 2023 and was intended to be tax-free to holders of Liberty Braves common stock. Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings" or the "Company") is comprised of the businesses, assets and liabilities previously attributed to the Liberty Braves Group ("Braves Group"), which, as of December 31, 2023, included Atlanta Braves Holdings' wholly-owned subsidiary Braves Holdings, LLC ("Braves Holdings") and corporate cash.

The accompanying consolidated financial statements represent the combination of the historical financial information of the Braves Group until the date of the Split-Off. Although Atlanta Braves Holdings was reported as a combined company until the date of the Split-Off, all periods reported herein are referred to as consolidated. These financial statements refer to the consolidation of Braves Holdings, cash and intergroup interests in the Braves Group (prior to settlement/ extinguishment) as "Atlanta Braves Holdings," "the Company," "us," "we" and "our" in the notes to the consolidated financial statements. The Split-Off is accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Braves common stock. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

### Description of Business

Braves Holdings indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC," the "Atlanta Braves," the "Braves," the "club," or the "team"). In addition, Braves Holdings indirectly owned and operated three Professional Development League clubs (the Gwinnett Stripers, Mississippi Braves and Rome Braves) until they were sold in January 2022. ANLBC's ballpark ("Truist Park" or the "Stadium"), is located in Cobb County, a suburb of Atlanta, and is leased from Cobb County, Cobb-Marietta Coliseum and Exhibit Hall Authority. Braves Holdings, through affiliated entities and third party development partners, has developed a significant portion of the land around Truist Park for a mixed-use development that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development").

The Braves and 29 other Major League baseball clubs are collectively referred to as the Clubs. The Office of the Commissioner of Baseball (the "BOC") is an unincorporated association also doing business as Major League Baseball ("MLB") and has as its members the Clubs. The Clubs are bound by the terms and provisions of the Major League Constitution and all rules and regulations promulgated thereunder as well as a series of other agreements and arrangements that govern the operation and management of a Club, which among other things, require each Club to comply with limitations on the amount of debt a Club can incur, revenue sharing arrangements with the other Clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property.

In January 2022, Braves Holdings sold the three Professional Development League clubs to a third party and recognized a gain of approximately $20.3 million, which was allocated entirely to the baseball reportable segment. The Company did not classify these Professional Development League clubs, all of which are part of the baseball reportable segment, as discontinued operations, as their dispositions did not represent a strategic shift that would have a major effect on the Company's operations and financial results. Each of the three clubs remain affiliated with Braves Holdings via player development license agreements with MLB Professional Development Leagues, LLC. Additionally, Braves Holdings granted an exclusive, royalty free, sub-licensable, and irrevocable license to use various tradenames and logos. The license fee is included within the total purchase price of approximately $49.4 million.

### *Split-Off of Atlanta Braves Holdings from Liberty*

Prior to the Split-Off, a portion of Liberty's general and administrative expenses, including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support was allocated to the Braves Group each reporting period based on an estimate of time spent. The Braves Group paid $4.5 million during 2023 prior to the Split-Off and paid $9.0 million during the year ended December 31, 2022, for such expenses.

Prior to the Split-Off, the Liberty Formula One Group (the "Formula One Group") and the Liberty SiriusXM Group held intergroup interests in the Braves Group. The intergroup interests represented quasi-equity interests which were not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group had attributed interests in the Braves Group, which were generally stated in terms of a number of shares of Liberty Braves common stock. As of December 31, 2022, 6,792,903 notional shares represented an 11.0% intergroup interest in the Braves Group held by the Formula One Group and 1,811,066 notional shares represented a 2.9% intergroup interest in the Braves Group held by the Liberty SiriusXM Group. Historically, Liberty assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were used for the mark-to-market adjustment for the intergroup interests held by the Formula One Group and the Liberty SiriusXM Group, respectively, through the consolidated statements of operations. During the second quarter of 2023, Liberty determined that, in connection with the Split-Off, shares of Atlanta Braves Holdings Series C common stock would be used to settle and extinguish the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. Accordingly, effective as of June 30, 2023 and through the Split-Off date, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group.

The intergroup interests in the Braves Group remaining immediately prior to the Split-Off were settled and extinguished in connection with the Split-Off through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest.

Following the Split-Off and subsequent Liberty Media Exchange (as defined below), Liberty and Atlanta Braves Holdings operate as separate, publicly traded companies and neither has any continuing stock ownership, beneficial or otherwise, in the other. Liberty owned 1,811,066 shares of Atlanta Braves Holdings Series C common stock following the Spilt-Off. In November 2023, Liberty exchanged 1,811,066 shares of Atlanta Braves Holdings Series C common stock with a third party in satisfaction of certain of Liberty's debt obligations, and an affiliate of such third party then sold the shares in a secondary public offering (the "Liberty Media Exchange"). Atlanta Braves Holdings did not receive any of the proceeds from the Liberty Media Exchange. Following this transaction, neither Liberty nor Atlanta Braves Holdings has any continuing stock ownership, beneficial or otherwise, in the other.

In connection with the Split-Off, Liberty and Atlanta Braves Holdings entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement.

The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Atlanta Braves Holdings and Liberty with respect to and resulting from the Split-Off. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty and Atlanta Braves Holdings and other agreements related to tax matters. Pursuant to the services agreement, Liberty provides Atlanta Braves Holdings with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Atlanta Braves Holdings will reimburse Liberty for direct, out-of-pocket expenses and will pay a services fee to Liberty under the services agreement that is subject to adjustment quarterly, as necessary. Additionally, pursuant to the services agreement with Liberty, components of Liberty Chief Executive Officer's compensation will either be paid directly to him or reimbursed to Liberty, in each case, based on allocations set forth in the services agreement. The allocation percentage was 7% for Atlanta Braves Holdings during the period from July 18, 2023 to December 31, 2023.

Under the facilities sharing agreement, Atlanta Braves Holdings shares office space with Liberty and related amenities at Liberty's corporate headquarters. The aircraft time sharing agreements provide for Liberty to lease certain aircraft that it or its subsidiaries own to Atlanta Braves Holdings for use on a periodic, non-exclusive time sharing basis. Pursuant to the registration rights agreement with Liberty, Atlanta Braves Holdings has registered the shares of Atlanta Braves Holdings' Series C common stock that were issued to Liberty in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group and then exchanged by Liberty with a third party in satisfaction of certain debt obligations.

Under these various agreements, amounts reimbursable to Liberty aggregated $1.8 million for the period from July 18, 2023 to December 31, 2023.

## (2) Summary of Significant Accounting Policies

### Cash and Cash Equivalents

Cash equivalents (Level 1) consist of highly liquid investments purchased with original maturities of three months or less. Cash equivalents aggregated $45.7 million and $69.1 million as of December 31, 2023 and 2022, respectively.

### Restricted Cash

Restricted cash consists of cash on deposit that is restricted for the payment of certain debt and interest obligations, debt reserves, Stadium repair and maintenance reserves and Stadium lease payments.

### Accounts Receivable and Contract Assets, net of Allowance for Credit Losses

An account receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. For certain types of contracts with customers, the Company may recognize revenue in advance of the contractual right to invoice the customer, resulting in an amount recorded to contract assets as required by Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Once the Company has an unconditional right to consideration under these contracts, the contract assets are reclassified to accounts receivable. The table below details the opening and closing balances of accounts receivable and contract assets:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Accounts receivable, net of allowance for credit losses | $ 27,838 | 23,980 |
| Contract assets | 35,084 | 46,254 |
| Total | $ 62,922 | 70,234 |

Accounts receivable and contract assets are reflected net of an allowance for credit losses. A summary of activity in the allowance for credit losses is as follows:

| | Beginning of year balance | Charged to expense | Write-Offs | End of year balance |
|---|---|---|---|---|
| | | amounts in thousands | | |
| 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 313 | 252 | (233) | 332 |
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 406 | (86) | (7) | 313 |

The Company applies the "expected credit loss" methodology in estimating its allowance for credit losses by first considering historical losses and adding consideration of current market conditions, the customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

*Property and Equipment*

Property and equipment are recorded at cost, less impairments, if any. Expenditures for improvements that add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed when incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts, and the resulting gain or loss is included in the consolidated statements of operations. Depreciation is recognized over the estimated useful lives of the assets using the straight-line method.

*Investments*

Braves Holdings or certain of its subsidiaries maintain investments in various entities, including certain MLB affiliates, Georgia Ballpark Hotel Company, LLC, Battery Hotel Group, LLC and North Port Ballpark Hotel, LLC.

Investments in entities in which Braves Holdings or its subsidiaries have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company (i) owns between 20% and 50% of a voting interest in the investee, (ii) holds substantial management rights, or (iii) holds an interest greater than 3% to 5% in an investee that is a limited partnership. The presumption that exists for interests in the ranges stated above is overcome in limited circumstances if it is readily apparent based on the facts and circumstances that the investor does not have the ability to influence the financial and operating policies over the investee. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment as they occur rather than as dividends or other distributions as they are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee.

The Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses on a lag. The Company is not aware of any errors in, or possible misstatements of, the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

The Company periodically reviews the carrying amounts of its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; changes in valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates.

### Intangible Assets

Intangible assets subject to amortization, comprised of broadcast rights, are amortized straight-line over their estimated useful lives to their estimated residual values and are included in other assets, net in the consolidated balance sheets. Amortization of broadcast rights was approximately $3.0 million for each of the years ended December 31, 2023 and 2022, and was included in depreciation and amortization expense in the consolidated statements of operations.

Goodwill and franchise rights (collectively, "indefinite-lived intangible assets") are not amortized, but instead are tested for impairment at least annually. The annual impairment assessment of the Company's indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The Company's goodwill is allocated entirely to its baseball reportable segment. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. The Company performed a qualitative analysis during the fourth quarter of 2023 and concluded it was not more likely than not that an impairment existed.

If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test. The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

### Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

### Amateur Player Acquisition Rights

Amateur player acquisition rights consist of upfront payments to players that are capitalized and amortized using the straight-line method over their estimated useful lives. Such amounts are included in other assets, net in the consolidated balance sheets. Amortization of amateur player acquisition rights was approximately $11.5 million and $11.0 million for the years ended December 31, 2023 and 2022, respectively, and was included in depreciation and amortization expense in the consolidated statements of operations.

### Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

### Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated as hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings or losses. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings (loss) and are recognized in the consolidated statement of operations when the hedged item affects earnings or losses. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in net earnings (loss). None of the Company's derivatives are currently designated as hedges.

*Pension Plans*

Braves Holdings' current and former players as well as certain coaches, managers, trainers and assistant trainers participate in a multi-employer defined-benefit pension plan in which all of the Clubs participate and equally fund. A certain population of Braves Holdings' non-uniformed personnel participate in a defined-benefit pension plan sponsored by Braves Holdings.

The Company records amounts relating to its Braves Holdings-sponsored plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The Company believes that the assumptions utilized in recording its obligations under its plan are reasonable based on its experience and market conditions.

The Company recognizes the funded status of the Braves Holdings-sponsored defined-benefit pension plan as a net asset or liability and recognizes changes in that funded status in the year in which the changes occur through other comprehensive earnings (loss) to the extent those changes are not included in net periodic cost. The funded status reported on the Company's consolidated balance sheets as of December 31, 2023 and 2022 was measured as the difference between the fair value of plan assets and the projected benefit obligation.

*Revenue Recognition*

ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Revenue is recognized when, or as, performance obligations under the terms of a contract are satisfied, which generally occurs when, or as, control of the promised products or services are transferred to customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer (transaction price). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount to which the Company expects to be entitled. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information that is reasonably available.

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised products or services underlying each performance obligation. The Company determines stand-alone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the stand-alone selling price considering available information, such as market conditions and internal pricing guidelines related to the performance obligations.

Significant portions of the transaction prices for Braves Holdings are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $317.7 million in 2024, $302.8 million in 2025, $276.7 million in 2026, $437.2 million in 2027 through 2031 and $127.8 million thereafter, primarily recognized through 2041. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.

Sales, value add, and other taxes when collected concurrently with revenue producing activities are excluded from revenue. If, at contract inception, the Company determines the time period between when the Company transfers a promised good or service to a customer and when the customer pays the Company for that good or service is one year or less, the Company does not adjust the promised amount of consideration for the effects of a significant financing component.

When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. The primary source of the Company's deferred revenue relates to suite and season ticket arrangements, as well as certain sponsorship arrangements. Deferred revenue is recognized as revenue when, or as, control of the products or services are transferred to the customer and all revenue recognition criteria have been met. At December 31, 2023 and 2022, the Company had long-term deferred revenue of $16.4 million and $14.3 million, respectively, which were included in other noncurrent liabilities in the consolidated balance sheets. During the years ended December 31, 2023 and 2022, the Company recognized $88.8 million and $81.6 million, respectively, of revenue that was included in deferred revenue at the beginning of the respective year.

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

The following table disaggregates Braves Holdings' revenue by source:

|  | Years ended December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | amounts in thousands | |
| Baseball: |  |  |
| Baseball event | $ 339,485 | 298,364 |
| Broadcasting | 160,944 | 154,185 |
| Retail and licensing | 51,533 | 47,792 |
| Other | 29,709 | 34,643 |
| Total Baseball | 581,671 | 534,984 |
| Mixed-Use Development | 58,996 | 53,577 |
| Total revenue | $ 640,667 | 588,561 |

The Company's revenue recognition policies summarizing the nature, amount, timing and uncertainty associated with each major source of revenue from contracts with customers are described below.

*Baseball Event Revenue*

The Company derives event-related revenue from gameday tickets, concessions and parking. These arrangements have limited performance obligations for single or mini multigame ticket packages and include a fixed-fee transaction price. The Company's performance obligations are satisfied as the related benefits are delivered to each customer.

In addition, the Company derives event related revenue from suite arrangements, season tickets and advertising sponsorships (in the form of Stadium signage and other sponsorship elements). These arrangements may be multiyear fee arrangements and include annual market increases. Payment terms for these arrangements can vary by contract, but payments are generally due in installments prior to each regular season. The Company's performance obligations under such arrangements are to provide the customer with certain benefits during each regular season. The transaction price of the arrangement is allocated to each performance obligation based on the relative standalone selling price of each obligation. In determining the stand-alone selling price, the Company considers the contractually agreed-upon fees, as compared to other arrangements. The Company's performance obligations are satisfied as the related benefits are delivered to each customer. Revenue is recognized on a per game basis during the regular season based on a pro rata share of total revenue allocated to the entire regular season to the total number of home games during the regular season.

*Broadcasting Revenue*

The Company derives revenue from the sale of local broadcasting rights and national broadcasting rights negotiated by the BOC on behalf of the Clubs.

Each Club has the right to authorize the television broadcast, within its home television territory, of games in which it participates, subject to certain exceptions. ANLBC has a long-term local broadcasting agreement with Sportsouth Network II, LLC, the owner and operator of the SportSouth and FS South video programming services ("Bally Sport South" and "Bally Sports Southeast," formerly known as Fox Sports South and Fox Sports Southeast, respectively), granting its regional cable networks the right to broadcast substantially all of the Braves games not otherwise selected for broadcast within the home television territory of the Braves by national broadcast partners for the 2013 through 2027 seasons. Over the 15-year term of the agreement, ANLBC is entitled to receive payments, subject to the actual number of games broadcast during the term. Pursuant to the terms of the agreement, ANLBC receives such rights fees in monthly installments from January through August of each year. The transaction price under the local television broadcast arrangement is variable in nature as certain provisions exist as to the consideration received in certain years. The Company estimates the entire transaction price of the contractual arrangements and recognizes revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. In estimating the transaction price, the Company considers the contractually agreed-upon fees as well as qualitative considerations with respect to the number of games expected to be broadcast. The resulting transaction price is allocated entirely to each contract year as stated in the contractual agreement and revenue is recognized using an output measure of progress toward satisfaction of the Company's performance obligations within the contract year, as the underlying benefits are provided.

The Company also participates in the revenue generated from national television and radio broadcast arrangements negotiated by the BOC on behalf of the Clubs with ESPN Inc., Turner Broadcasting System, Inc., Fox Broadcasting Company, Sirius XM Satellite Radio and others (the "National Broadcast Rights"). Under the rules and regulations adopted by MLB, as well as a series of other agreements and arrangements that govern the operation and management of a Club, the BOC has the authority, acting as the agent on behalf of the Clubs, to enter into and administer all contracts for the sale of National Broadcast Rights. The transaction prices under national broadcasting rights arrangements are typically fixed and are allocated to each performance obligation within the contractual arrangements. The fixed license fees are allocated to each of the performance obligations within the contractual arrangements, based on the stand-alone selling price of the intellectual property. The resulting transaction price is allocated entirely to the rights provided for the related contract year, and revenue is recognized using an output measure of progress toward satisfaction of the Company's performance obligations within the contract year, which is generally as games are made available for use under license agreement.

*Retail and Licensing Revenue*

The Company has retail merchandise sales at the Stadium. Sales of merchandise are recorded at the point of sale, net of returns. The Company has elected to present sales taxes on a net basis.

The Company participates in an agency arrangement along with the other 29 Clubs whereby net revenue generated from licensing arrangements with third parties is divided equally among the Clubs. The transaction price is based upon the expected distribution values as communicated by MLB. The timing of revenue recognition and receipt of this revenue is dependent on the nature of the underlying performance obligation, which is generally over time.

*Mixed-Use Development Revenue*

The Company receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Revenue from minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse the Company for a substantial portion of the Company's operating expenses, including common area maintenance, real estate taxes and property insurance. The Company accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year.

Parking and sponsorship revenue comprise a relatively small portion of Mixed-Use Development revenue. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

### Compensation to Players and Other Baseball Personnel

Player and other baseball personnel contracts are expensed based on a systematic and rational method where the expense typically follows the annual contractual amounts payable for each season. If compensation is earned currently but is to be paid in future periods, the earned amount, net of imputed interest based on the expected payout period, is charged to expense, and amounts not paid are reflected as either a current or noncurrent liability in the consolidated balance sheets. Interest imputed on these obligations is amortized and charged to expense using the effective interest method and reflected in the consolidated statements of operations as interest expense. Interest income for these investments is recognized when earned.

In the event the Club terminates a player's contract where the reason for the player's failure is not based on an act of the player that is proscribed by the contract, the Club may be required to make minimum payments to the player for the balance of the contract's term. With respect to such payments, the present value of the remaining unpaid balance of that contract, including unamortized capitalized signing bonuses, is expensed in the year the person is released, and any unpaid amounts are included in accounts payable and accrued liabilities in the consolidated balance sheets. If it is probable that an injury will prevent a player from playing in future periods, the present value of compensation to be earned during those periods, net of any insurance proceeds, is expensed in the period in which the injury was determined to prevent future play.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising costs aggregated $5.2 million for both of the years ended December 31, 2023 and 2022 and were recorded in the selling, general and administrative expenses line in the consolidated statements of operations.

*Stock-Based Compensation*

As more fully described in note 11, Atlanta Braves Holdings has granted to its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of Atlanta Braves Holdings common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for Awards based on the grant date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company estimates grant date fair value using the Black-Scholes valuation model. During the years ended December 31, 2023 and 2022, the Company recorded stock-based compensation expense of $13.2 million and $12.2 million, respectively. These amounts are included in selling, general and administrative expense in the consolidated statements of operations.

*Income Taxes*

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it is more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

*Comprehensive Earnings (Loss)*

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to unrealized gains (loss) on marketable securities and the Company's share of the comprehensive earnings (loss) of our equity method affiliates.

*Earnings Attributable to Atlanta Braves Holdings Stockholders Per Common Share*

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) attributable to Atlanta Braves Holdings shareholders by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from diluted EPS for the year ended December 31, 2023 are 313 thousand potential common shares because their inclusion would have been antidilutive.

The Company issued 61.7 million common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock issued in connection with the Split-Off on July 18, 2023. The number of shares issued upon completion of the Split-Off was used to determine both basic and diluted earnings (loss) per share for the year ended December 31, 2022, as no Company equity awards were outstanding prior to the completion of the Split-Off.

| | Year ended December 31, 2023 |
|---|---|
| | (numbers of shares in thousands) |
| Basic WASO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 61,735 |
| Potentially dilutive shares (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 794 |
| Diluted WASO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 62,529 |

(1)  Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

### Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

### Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

### Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09*, Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

### (3)  Supplemental Disclosures to Consolidated Statements of Cash Flows

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | amounts in thousands | |
| Cash paid for interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 36,703 | 25,343 |
| Cash paid (refunds received) for taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2,814 | (7,470) |
| Noncash activity: | | |
| Property and equipment expenditures incurred but not yet paid . . . . . . . . . . . . . . . . . . . . . | $ 26,893 | 9,830 |

The following table reconciles cash and cash equivalents and restricted cash reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
|  | amounts in thousands | |
| Cash and cash equivalents. | $ 125,148 | 150,664 |
| Restricted cash | 12,569 | 22,149 |
| Total cash, cash equivalents and restricted cash at end of period | $ 137,717 | 172,813 |

## (4) Property and Equipment

Property and equipment consisted of the following:

|  | Estimated Useful Life in years | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|---|
|  |  | Owned assets | Owned assets available to be leased | Total | Owned assets | Owned assets available to be leased | Total |
|  |  |  |  | amounts in thousands | | | |
| Land | NA | $ 18,583 | 22,891 | 41,474 | 19,643 | 21,831 | 41,474 |
| Buildings and improvements | 15-39 | 281,450 | 355,300 | 636,750 | 282,314 | 354,959 | 637,273 |
| Leasehold improvements. | 15-39 | 76,169 | 64,657 | 140,826 | 72,455 | 61,876 | 134,331 |
| Furniture and equipment | 5-7 | 179,828 | 8,518 | 188,346 | 176,227 | 8,061 | 184,288 |
| Construction in progress | NA | 4,911 | 79,636 | 84,547 | 886 | 9,524 | 10,410 |
| Property and equipment, at cost | | $ 560,941 | 531,002 | 1,091,943 | 551,525 | 456,251 | 1,007,776 |

Included within property and equipment is capitalized interest of $18.8 million and $18.2 million as of December 31, 2023 and 2022, respectively. Capitalized interest is recorded as part of an asset's cost and depreciated over the asset's useful life.

Depreciation expense for the years ended December 31, 2023 and 2022 was $54.3 million and $55.7 million, respectively.

During the year ended December 31, 2022, the Company recognized approximately $4.8 million of property and equipment impairment losses, allocated entirely to the baseball reportable segment, as a result of hurricane damage at the Braves' spring training facility located in North Port, Florida.

**(5) Investments in Affiliates Accounted for Using the Equity Method**

The following table includes the Company's carrying amount and percentage ownership of its investments in affiliates:

|  | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
|  | Percentage Ownership | Carrying amount | Carrying amount |
|  |  | amounts in thousands | |
| MLBAM. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.3 % | $ 49,338 | 45,102 |
| BELP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.3 % | 34,988 | 33,224 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50.0 % | 14,887 | 16,238 |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 99,213 | 94,564 |

The following table presents the Company's share of earnings (losses) of affiliates:

|  | Years ended December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | amounts in thousands | |
| MLBAM. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 19,747 | 24,386 |
| BELP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,114 | (1,928) |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,124 | 6,469 |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 26,985 | 28,927 |

*MLBAM*

MLB Advanced Media, L.P. ("MLBAM") was formed in January 2000 pursuant to a vote of the 30 owners of the Clubs, whereby each Club agreed to cede substantially all of its individual Club internet and interactive media rights to MLBAM for an indirect 3.3% interest in MLBAM. The Company's investment in MLBAM is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist.

At the time of the acquisition of ANLBC by a predecessor of Liberty in 2007, the fair value of the MLBAM investment exceeded ANLBC's proportionate share of MLBAM's net assets, resulting in excess basis in the investment in MLBAM. The excess basis as of December 31, 2023 and 2022 was indefinite lived and aggregated approximately $10.3 million.

*BELP*

Baseball Endowment, L.P. ("BELP") is an investment fund formed by the Clubs principally for the purpose of investing, on a long-term basis, assets on their behalf intended to provide a competitive market rate investment return while minimizing investment volatility. The Company's investment in BELP is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist. The Company records its share of BELP's earnings (losses) on a one month lag.

The investments held by BELP are recorded at fair value. Investments in open-end mutual funds are valued at such fund's closing net asset value per share on the date of valuation. The investments in investment funds represent BELP's proportionate share of the investment funds' partners' capital, or net asset value, as reported by the underlying investment fund managers. The net asset values ("NAV"), or their equivalents were used, as a practical expedient under GAAP, in determining the fair values of these investments. Investments in common stock and exchange-traded funds, which are traded on a securities exchange, are generally valued at the last reported sales price on the day of valuation. Investments in fixed-income securities are valued at quoted prices provided by independent pricing vendors. In the absence of readily determinable market prices or in the absence of a formal securities exchange, investments are valued at their fair value as determined by management. If a readily determinable market price or a formal securities exchange was available, these fair values could be materially different. In determining the fair value of such an investment, BELP management considers recent transactions in the investment, if available, and the investment prospects for the future, which include an analysis of the financial condition, cash flows and capital structure of the investment.

As required by GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which BELP's investments have been classified, BELP management has assessed factors, including, but not limited to, price transparency, and the existence or absence of certain restrictions at the measurement date. BELP management generally classifies investments in exchange-traded equities, mutual funds, and exchange-traded funds as Level 1 investments and fixed-income securities as Level 2 investments, and classifies other investments without a readily determinable market price as Level 3 investments. Historically, BELP management has maintained less than 5% of the underlying investments in Level 3.

### Other Affiliates

Braves Holdings has 50% interests in three joint ventures that were formed to develop, own and operate hotels in the Mixed-Use Development. The equity method of accounting is applied to these investments as Braves Holdings does not have the ability to direct the most significant activities that impact their economic performance. In addition, Braves Holdings records its share of the earnings (losses) of these investments on a three month lag.

### Summary Financial Information

In accordance with the Securities and Exchange Commission rules, the Company must determine which, if any, of its equity method investments is a "significant subsidiary." The rules mandate the use of three different tests to determine if any of the Company's equity securities are significant subsidiaries: the investment test, the asset test and the income test. The table below provides the summarized financial information required by Rule 4-08(g) of Regulation S-X for all of the Company's equity method investments that met the significance criteria, when aggregated.

*Balance Sheets*

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | amounts in thousands | |
| Current assets | $ 884,915 | 812,884 |
| Noncurrent assets | $ 2,401,486 | 2,237,854 |
| Current liabilities | $ 464,928 | 401,562 |
| Noncurrent liabilities | $ 570,413 | 626,474 |
| Equity | $ 2,251,060 | 2,022,702 |

*Statements of Operations*

|  | Years ended December 31, | |
|---|---|---|
|  | **2023** | **2022** |
|  | amounts in thousands | |
| Revenue | $ 1,445,756 | 1,334,785 |
| Earnings (loss) before income taxes | $ 651,568 | 729,472 |
| Net earnings (loss) | $ 642,333 | 722,292 |

As disclosed above, the Company records its share of the earnings (losses) of BELP and the other three joint ventures in which it holds a 50% interest on a lag. The aggregated amounts in the tables above include financial information for these affiliates based on the applicable lag.

**(6) Debt**

Debt is summarized as follows:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
|  | amounts in thousands | |
| Baseball | | |
| League wide credit facility | $ — | — |
| MLB facility fund—term | 30,000 | 30,000 |
| MLB facility fund—revolver | 41,400 | 43,700 |
| TeamCo revolver | — | — |
| Term debt | 165,370 | 171,694 |
| Mixed-Use Development | | |
| Credit facilities | 70,107 | 103,163 |
| Term debt | 266,070 | 197,334 |
| Deferred financing costs | (3,678) | (3,925) |
| Total debt | 569,269 | 541,966 |
| Debt classified as current | (42,153) | (74,806) |
| Total long-term debt | $ 527,116 | 467,160 |

***League Wide Credit Facility***

In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB's League Wide Credit Facility (the "LWCF"). Braves Holdings also established a special purpose Delaware statutory trust, the Braves Club Trust (the "Club Trust"), and transferred, among other things, to the Club Trust its rights to receive distributions of revenue from the National Broadcasting Contracts, which secure borrowings under the LWCF. Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs. Major League Baseball Trust has granted Wells Fargo Bank, National Association, the collateral agent in respect of the LWCF, a first priority lien to secure the borrowings under the LWCF. The maximum amount available to the Club Trust under the LWCF was $125 million as of December 31, 2023. The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2026.

Under the LWCF, the Club Trust can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by the Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan was one-month London Inter-Bank Offered Rate ("LIBOR") plus a margin of 1.20% to 1.325%, based on the credit rating of Major League Baseball Trust. The interest rate of a Base Rate loan was the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime, and (z) LIBOR plus 1.00%, plus a margin of 0.200% to 0.325%, based on the credit rating of Major League Baseball Trust. Beginning in May 2022, interest based on LIBOR under the LWCF was replaced with interest based on the Secured Overnight Financing Rate ("SOFR") plus 0.1%. Borrowings outstanding under the LWCF bore interest at a rate of 6.65% and 5.7% per annum as of December 31, 2023 and 2022, respectively. The LWCF also has a commitment fee equal to 0.20% per annum on the daily unused amount of the revolving credit facility.

### *MLB Facility Fund*

In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the "MLBFF"). Braves Holdings also established a special purpose Delaware limited liability company, Braves Facility Fund LLC ("Braves Facility Fund"), and transferred to Braves Facility Fund its rights to receive distributions from the Club Trust, which secure borrowings under the MLBFF. Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction.

#### *Term*

In June 2020, Braves Facility Fund converted previous borrowings under a revolving credit advance to a $30 million term note with Major League Baseball Facility Fund, LLC (the "MLB facility fund—term"). Interest is payable on June 10 and December 10 of each year at an annual rate of 3.65%. In each of December 2029 and 2030, $15 million of the term note matures.

#### *Revolver*

In May 2021, Braves Facility Fund established a revolving credit commitment with Major League Baseball Facility Fund, LLC (the "MLB facility fund—revolver"). The maximum amount available to Braves Facility Fund under the MLB facility fund—revolver was $41.4 million as of December 31, 2023. The commitment termination date, which is the repayment date for all amounts borrowed under the revolving credit facility of the MLBFF, is July 10, 2026.

Under a credit agreement, Braves Facility Fund can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan was one-month LIBOR plus a margin of 1.275% to 1.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. The interest rate of a Base Rate loan was the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime rate, and (z) LIBOR plus 1.00%, plus a margin of 0.275% to 0.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. Beginning in May 2022, interest based on LIBOR under the MLB facility fund—revolver was replaced with interest based on the SOFR plus 0.1%. Borrowings outstanding under the MLB facility fund—revolver bore interest at a rate of 6.73% and 5.73% per annum as of December 31, 2023 and 2022, respectively. The MLB facility fund—revolver also has a commitment fee equal to 0.20% per annum on the daily unused amount of the revolver.

*TeamCo Revolver*

In September 2016, a subsidiary of Braves Holdings amended a revolving credit agreement (the "TeamCo Revolver") that provided for revolving commitments of $85 million. Under the agreement, Braves Holdings can request a revolving credit loan in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Base Rate loan was the greater of (x) the prevailing Prime rate, (y) the prevailing Federal Funds rate plus 0.50%, and (z) LIBOR plus 1.00%, plus a margin of 0.25%. In August 2022, the TeamCo Revolver was amended, increasing the borrowing capacity to $150 million, extending the maturity to August 2029 and replacing the Eurodollar interest rate with SOFR. Borrowings outstanding under the TeamCo Revolver bore interest at a rate of 6.60% and 5.73% per annum as of December 31, 2023 and 2022, respectively, and the maximum amount available was $150 million as of December 31, 2023. The TeamCo Revolver also has a commitment fee of 0.20% per annum on the daily unused amount of the revolving loans. Under the TeamCo Revolver, Braves Holdings must maintain certain financial covenants, including a fixed-charge coverage ratio and total enterprise indebtedness.

*Baseball Term Debt*

In August 2016, a subsidiary of Braves Holdings entered into a senior secured permanent placement note purchase agreement for $200 million (the "Note Purchase Agreement"). The notes bear interest at 3.77% per annum and are scheduled to mature in September 2041. Braves Holdings makes principal and interest payments of $6.4 million each March 30 and September 30. At December 31, 2023 and 2022, Braves Holdings had borrowings of $164.0 million and $170.1 million under the Note Purchase Agreement, respectively, net of unamortized debt issuance costs. Additionally, Braves Holdings must maintain certain financial covenants, including debt service coverage ratios.

In October 2017, a subsidiary of Braves Holdings entered into a senior secured floating rate note purchase agreement for $75 million (the "Floating Rate Note Purchase Agreement"). The floating rate notes bore interest at three-month LIBOR plus 1.70% per annum and were scheduled to mature in September 2029. On each calendar quarter-end, Braves Holdings repaid $1.2 million of principal, with the remaining balance due at maturity. At December 31, 2021, Braves Holdings had borrowings of $55.1 million under the Floating Rate Note Purchase Agreement, net of unamortized debt issuance costs. During August 2022, the Floating Rate Note Purchase Agreement was repaid in full with borrowings under the TeamCo Revolver.

*Mixed-Use Development Credit Facilities*

In March 2019, a subsidiary of Braves Holdings amended a construction loan agreement, increasing the principal available to $81 million. The increased availability was primarily used to construct phase II of the retail portion of the Mixed-Use Development. Interest accrued monthly at one-month LIBOR plus 2.50% per annum. If rental income results in a debt service coverage ratio of 1.30:1.00, the rate drops to one-month LIBOR plus 2.35% per annum. The loan was scheduled to mature in March 2023. Beginning in March 2023, interest based on LIBOR under the construction loan agreement was replaced with interest based on the SOFR. Additionally, in March 2023, the maturity of the loan was extended to June 2023. In May 2023, this construction loan was refinanced into an $80 million term loan agreement as further described below. At December 31, 2022, Braves Holdings had borrowings outstanding of $67.7 million, net of unamortized debt issuance costs.

In August 2016, a subsidiary of Braves Holdings entered into a $37.5 million construction loan agreement that matures in November 2024. The proceeds were primarily used to pay the construction costs of an entertainment building adjacent to the Stadium, as well as assist with phase II construction of the Mixed-Use Development. Interest accrues monthly at 4% per annum. Beginning December 15, 2020 and on each month thereafter, Braves Holdings makes principal and interest payments of $179 thousand. At December 31, 2023 and 2022, Braves Holdings had borrowings outstanding of $34.6 million and $35.3 million, respectively, net of unamortized debt issuance costs.

In December 2022, a subsidiary of Braves Holdings entered into a $112.5 million construction loan agreement that has an initial maturity date of December 2026. The proceeds of the construction loan agreement will be used to pay the construction costs of an office building adjacent to the Stadium. Loans under the construction loan bear interest at SOFR plus 2.00% per annum (subject to a reduction to 1.80% per annum if certain conditions are met). Borrowings outstanding under the construction loan bore interest at a rate of 7.35% and 6.36% as of December 31, 2023 and 2022, respectively. There were no borrowing outstanding as of December 31, 2022 and $34.8 million of borrowings outstanding under the construction loan as of December 31, 2023, net of unamortized debt issuance costs.

Under the construction loans, Braves Holdings must maintain certain financial covenants, including a debt yield ratio.

### Mixed-Use Development Term Debt

In May 2018, a subsidiary of Braves Holdings refinanced a construction loan with a $95 million term loan agreement (the "Term Loan Agreement"). The Term Loan Agreement bears interest at one-month LIBOR plus 1.35% per annum and is scheduled to mature on May 18, 2025. The full principal amount will be due at maturity. Braves Holdings had borrowings of $94.9 million at both December 31, 2023 and 2022 under the Term Loan Agreement, net of unamortized debt issuance costs. In April 2023, the Term Loan Agreement was amended to change the reference rate on borrowings to daily simple SOFR.

In June 2022, subsidiaries of Braves Holdings refinanced a construction loan agreement that was used to construct an office building within the Mixed-Use Development with a new term loan facility with $125 million in commitments, approximately $22.7 million of which is not available for borrowing as of December 31, 2023, but is expected to be available once certain conditions are met. The term loan agreement bears interest at one-month SOFR plus 2.10% per annum and is scheduled to mature on June 13, 2027. Borrowings outstanding under the term loan bore interest at a rate of 7.45% and 6.46% as of December 31, 2023 and 2022, respectively. Approximately $1.9 million of annual principal payments commence in July 2024. At December 31, 2023 and 2022, Braves Holdings had borrowings outstanding of $101.6 million and $101.3 million under the term loan facility, respectively, net of unamortized debt issuance costs.

In May 2023, a subsidiary of Braves Holdings refinanced an $80 million construction loan agreement that was used to construct the retail portion of the Mixed-Use Development with a new term loan with $80 million in commitments, approximately $11.3 million of which is not available for borrowing as of December 31, 2023, but is expected to be available once certain conditions are met. The term loan agreement bears interest at daily simple SOFR plus 2.50% per annum and is scheduled to mature on May 18, 2028. Approximately $1.0 million of annual principal payments commence in June 2026. At December 31, 2023, Braves Holdings had borrowings outstanding of $68.2 million, net of unamortized debt issuance costs.

### Five Year Maturities

As of December 31, 2023, the principal maturities of outstanding debt obligations for each of the next five years are as follows (amounts in thousands):

| | |
|---|---|
| 2024 | $ 42,153 |
| 2025 | $ 103,698 |
| 2026 | $ 86,425 |
| 2027 | $ 105,888 |
| 2028 | $ 74,829 |

*Fair Value of Debt*

The Company believes that the carrying amount of its debt with variable rates approximates fair value at December 31, 2023. Other fixed rate debt is considered to be carried at approximate fair value with the exception of the senior secured permanent placement notes, which was estimated to be approximately $142 million as of December 31, 2023, based on current U.S. treasury rates for similar financial instruments.

*Debt Covenants*

As of December 31, 2023, Braves Holdings was in compliance with all financial debt covenants.

*Interest Rate Swaps (Level 2)*

In May 2018, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $95 million, maturing on May 5, 2025. As of December 31, 2023 and 2022, the fair value of the interest rate swap was an asset of $2.2 million and $3.4 million, respectively.

In August 2019, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million, that matured on March 8, 2023. Effective April 1, 2020, the notional amount began at $25 million and increased over time to $100 million as of August 1, 2020. As of December 31, 2022, the fair value of the interest rate swap was an asset of $855 thousand.

In May 2022, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million maturing on June 1, 2025. The interest rate swap became effective in March 2023. As of December 31, 2023 and 2022, the fair value of the interest rate swap was an asset of $2.4 million and $2.9 million, respectively.

In June 2023, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $64 million, maturing on May 18, 2028. The interest rate swap became effective in June 2023. As of December 31, 2023, the fair value of the interest rate swap was a liability of $372 thousand.

Interest rate swaps are included within other assets and other noncurrent liabilities as of December 31, 2023 and other current assets and other assets as of December 31, 2022 in the consolidated balance sheets and changes in the fair value of the interest rate swaps are recorded to realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations.

## (7) Leases

The Company determines if an arrangement is a lease (operating or finance) at inception. Braves Holdings primarily leases baseball stadiums and facilities, parking decks and surface lots, storage facilities and equipment. Leased assets represent the Company's right to use an underlying asset for the lease term and the lease liabilities represent the Company's obligation to make lease payments arising from the lease.

In 2013, Braves Holdings entered into an agreement with Cobb County and the Exhibit Hall Authority to lease the Stadium. The agreement obligates Braves Holdings to play all home games in this facility beginning in 2017 through the 2046 season, with a 5-year extension option to 2051. In 2017, Braves Holdings entered into an agreement with Sarasota County, Florida to lease a spring training facility and stadium. The agreement obligates Braves Holdings to play all spring training home games in this facility beginning in 2020 through the 2049 season, with two 5-year extension options to 2059. Both leases are classified as finance leases and are recognized based on the present value of the remaining lease payments using Braves Holdings' incremental borrowing rate.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using Braves Holdings' incremental borrowing rate at the commencement date of the lease. Variable lease payments not based on an index or rate are not included in the operating lease liability as they cannot be reasonably estimated and are recognized in the period in which the obligation for those payments is incurred. The Company accounts for the lease and nonlease components as a single component. Leases that have a term of 12 months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the consolidated balance sheets and are expensed on a straight-line basis over the lease term.

The Company's leases have remaining lease terms of one to thirty-six years, some of which may include the option to extend for up to ten years, and some of which include options to terminate the leases within one year. The Company determines the lease term by assuming the exercise of any renewal and/or early termination options that are reasonably assured.

The following table presents the components of lease expense:

|  | Years ended December 31 | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | amounts in thousands | |
| Operating lease cost: |  |  |
| Long-term (fixed) | $ 682 | 812 |
| Long-term (variable) | 2,726 | 2,751 |
| Short-term | 5,165 | 3,680 |
| Finance lease costs: |  |  |
| Depreciation of leased assets | 30,447 | 31,334 |
| Interest on lease liabilities | 5,210 | 5,365 |
| Net lease expense | $ 44,230 | 43,942 |

The remaining weighted average lease term and the weighted average discount rate were as follows:

|  | December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Weighted average remaining lease term (years): |  |  |
| Operating leases | 8.0 | 4.3 |
| Finance leases | 25.7 | 26.7 |
| Weighted average discount rate: |  |  |
| Operating leases | 4.3 % | 3.3 % |
| Finance leases | 4.7 % | 4.7 % |

Supplemental consolidated balance sheet information related to leases is as follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | amounts in thousands | |
| Operating leases: | | |
| Operating lease right-of-use assets [1] | $ 2,702 | 2,669 |
| Current operating lease liabilities [2] | $ 670 | 634 |
| Operating lease liabilities [3] | 2,032 | 2,035 |
| Total operating lease liabilities | $ 2,702 | 2,669 |
| Finance leases: | | |
| Property and equipment, at cost | $ 473,043 | 469,335 |
| Accumulated depreciation | (201,267) | (172,826) |
| Property and equipment, net | $ 271,776 | 296,509 |
| Current finance lease liabilities [2] | $ 4,040 | 4,426 |
| Finance lease liabilities | 103,586 | 107,220 |
| Total finance lease liabilities | $ 107,626 | 111,646 |

---

[1]  Included in other assets, net in the consolidated balance sheet.
[2]  Included in other current liabilities in the consolidated balance sheet.
[3]  Included in other noncurrent liabilities in the consolidated balance sheet.

Supplemental cash flow information related to leases was as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | amounts in thousands | |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows from operating leases | $ 659 | 688 |
| Operating cash flows from finance leases | $ 5,517 | 4,564 |
| Financing cash flows from finance leases | $ 4,183 | 5,574 |
| Right-of-use assets obtained in exchange for lease obligations: | | |
| Operating leases | $ 670 | 88 |
| Finance leases | $ 465 | 441 |

Future minimum payments under noncancelable operating leases and finance leases with initial terms of one year or more at December 31, 2023 consisted of the following:

| | Operating leases | Finance leases |
|---|---|---|
| | amounts in thousands | |
| 2024 | $ 774 | 9,042 |
| 2025 | 681 | 9,072 |
| 2026 | 651 | 8,952 |
| 2027 | 302 | 8,895 |
| 2028 | 53 | 8,895 |
| Thereafter | 956 | 126,530 |
| Total lease payments | 3,417 | 171,386 |
| Less: implied interest | 715 | 63,760 |
| Present value of lease liabilities | $ 2,702 | 107,626 |

*Lessor Arrangements*

Braves Holdings receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Lease income is generally fixed over the duration of the contract and each lease contract contains clauses permitting extension or termination. Braves Holdings assesses the probability of payments at commencement of the lease contract and subsequently recognizes lease income over the lease term on a straight-line basis. Lease options for purchase of the leased asset by the lessee are generally not included. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Lease income is included within Mixed-Use Development revenue in the consolidated statements of operations.

Braves Holdings is a party primarily to operating leases and currently does not have significant sales-type or direct financing leases. Braves Holdings continues to measure and disclose the underlying assets subject to operating leases as property and equipment.

Deferred leasing costs consist primarily of capitalized third-party expenses in connection with lease originations. The Company records amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Deferred lease costs are included in other noncurrent assets in the Company's consolidated balance sheets. Amortization of deferred leasing costs was approximately $1.7 million and $1.6 million for the years ended December 31, 2023 and 2022, respectively, and was recorded in depreciation and amortization expense in the consolidated statements of operations.

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and overage rent based on tenant sales volume as of December 31, 2023, are as follows (amounts in thousands):

| | |
|---|---|
| 2024 | $ 33,218 |
| 2025 | 34,516 |
| 2026 | 35,519 |
| 2027 | 34,354 |
| 2028 | 32,152 |
| Thereafter | 171,708 |
| | $ 341,467 |

**(8) Pension and Other Benefit Plans**

Braves Holdings participates in the Major League Baseball Players Pension Plan (the "Players' Pension Plan") which is a multiemployer defined-benefit pension plan covering players as well as certain coaches, managers, trainers and assistant trainers of the Clubs. The plan provides retirement, disability and death benefits for eligible participants based on specific eligibility/participation requirements, vesting periods and benefit formulas. The Players' Pension Plan is identified by Employer Identification Number 51-0185287 and three-digit pension plan number 001. The Pension Protection Act of 2006 (the "PPA") implemented requirements to categorize multiemployer pension plans based on funded status and other factors and impose certain restrictions on plans placed within a particular category. The Players' Pension Plan has been certified as being in "green zone" status for the plan years commencing April 1, 2022 and 2021 and has not been categorized as endangered or critical since the implementation of the PPA. The risks to employers participating in a multiemployer plan are different from single employer plans in the following aspects:

- Contributions to the plan made by one employer may be used to provide benefits to employees of other participating Clubs.

- Under certain conditions, if a participating Club stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If Braves Holdings chose to stop participating in the plan, it may be required to pay the plan an amount based on the unfunded vested liabilities of the plan, which is known as a withdrawal liability.

Additionally, Braves Holdings participates in the Major League Baseball Players Welfare Plan (the "Players' Welfare Plan"), which provides healthcare, dental, vision and life insurance benefits to current and former players, coaches, managers, trainers, assistant trainers and their surviving spouses and employees of the Major League Baseball Players Association (the "MLBPA") who meet certain eligibility requirements.

The aggregate contribution to the Players' Pension Plan and Players' Welfare Plan is specified in the CBA (as defined in note 13) and divided equally among the Clubs so that each Club's contribution is 3.33% of the total amount contributed each year. The total annual contribution is allocated between the Players' Pension Plan and the Players' Welfare Plan at the discretion of MLB's Pension Committee and the MLBPA. Braves Holdings contributed approximately $6.8 million and $6.5 million during the years ended December 31, 2023 and 2022, respectively, to the Players' Pension Plan and the Players' Welfare Plan, which is included as an expense within baseball operating costs in the consolidated statements of operations.

Certain of Braves Holdings' non-uniformed personnel participate in a defined-benefit pension plan (the "Non-Uniformed Personnel Pension Plan"). Benefits under the Non-Uniformed Personnel Pension Plan generally are based on an employee's years of service and compensation during the years immediately preceding retirement. Braves Holdings' funding policy is to contribute amounts deductible for federal income tax purposes, which may vary from pension costs for financial reporting purposes. Braves Holdings uses a December 31 measurement date for the Non-Uniformed Personnel Pension Plan.

During October 2020, Braves Holdings amended the Non-Uniformed Personnel Pension Plan, which limited future participation. Specifically, employees hired or re-hired on or after October 1, 2020 are not eligible to participate in the Non-Uniformed Personnel Pension Plan. Effective December 31, 2030, Non-Uniformed Personnel Pension Plan will be permanently frozen to future benefit accruals.

The following table sets forth the Non-Uniformed Personnel Pension Plan's benefit obligations, fair value of plan assets and funded status:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| **Projected benefit obligation:** | | |
| Beginning of measurement period | $ 95,885 | 132,237 |
| Service cost | 3,177 | 5,558 |
| Interest cost | 5,329 | 4,190 |
| Actuarial (gain) loss | 6,432 | (42,279) |
| Benefits paid | (7,987) | (2,980) |
| Other adjustments | (830) | (841) |
| End of measurement period | 102,006 | 95,885 |
| **Fair value of plan assets:** | | |
| Beginning of measurement period | 80,480 | 97,387 |
| Actual return on plan assets | 9,236 | (18,576) |
| Employer contributions | 5,885 | 5,490 |
| Benefits paid | (7,987) | (2,980) |
| Other adjustments | (830) | (841) |
| End of measurement period | 86,784 | 80,480 |
| Funded status | $ (15,222) | (15,405) |

For the year ended December 31, 2023, the benefit obligation loss was primarily due to a decrease in the discount rate. For the year ended December 31, 2022, the net gain was primarily due to an increase in the discount rate, partially offset by the loss due to changes in the plan's population.

Amounts recognized in the consolidated balance sheets consist of:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Noncurrent liabilities | $ (15,222) | (15,405) |
| Accumulated other comprehensive earnings (loss) | 9,517 | 4,779 |
| Net amount recognized | $ (5,705) | (10,626) |

Amounts recognized in accumulated other comprehensive (earnings) loss consist of the following:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in thousands | |
| Net actuarial loss | $ 9,270 | 4,498 |
| Prior service cost | 247 | 281 |
| Accumulated other comprehensive earnings (loss) | $ 9,517 | 4,779 |

The accumulated benefit obligation for the Non-Uniformed Personnel Pension Plan was $97.0 million and $91.3 million at December 31, 2023 and 2022, respectively. Net periodic benefit cost recognized was as follows:

|  | Years ended December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | amounts in thousands | |
| Components of net periodic benefit cost: | | |
| Service cost | $ 3,177 | 5,558 |
| Interest cost | 5,329 | 4,190 |
| Expected return on plan assets | (7,491) | (6,820) |
| Amortization of: | | |
| Prior service cost | 34 | 34 |
| Actuarial loss | (84) | 1,955 |
|  | $ 965 | 4,917 |

Braves Holdings expects to contribute $4.9 million to the Non-Uniformed Personnel Pension Plan in 2024. The benefits expected to be paid from the plan in each year 2024 through 2028 are $4.1 million, $4.4 million, $4.6 million, $4.9 million and $5.9 million, respectively. The aggregate benefits expected to be paid in the five years from 2029 through 2033 are $30.6 million. The expected benefits are based on the same assumptions used to measure Braves Holdings' benefit obligation at December 31, 2023 and include estimated future employee service.

Weighted average assumptions used to determine benefit obligations are as follows:

|  | December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Discount rate | 5.20 % | 5.50 % |
| Rate of compensation increase | 4.74 % | 5.09 % |

Weighted average assumptions used to determine net benefit cost are as follows:

|  | Years ended December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Discount rate | 5.50 % | 3.05 % |
| Expected long-term rate of return on plan assets | 7.50 % | 7.50 % |
| Rate of compensation increase | 4.74 % | 4.00 % |

The discount rate assumptions reflect the rates at which Braves Holdings believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of high-quality corporate bonds with maturity dates matched to the estimated future payments of the plans' benefit obligations. The expected return on plan assets assumption is intended to be a long-term rate and relates to earnings expected on funds invested or to be invested to provide for benefits reflected in the projected benefit obligation. In developing the expected long-term rate of return on plan assets assumption, Braves Holdings evaluated input from actuaries and from pension fund investment advisers, including such advisers' review of the plan's historical actual returns.

The assets of the Non-Uniformed Personnel Pension Plan are invested in shares of the Major League Baseball Pension Master Trust. The following is the asset allocation for the underlying assets held by the master trust:

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Domestic equities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22 % | 18 % |
| Fixed income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49 | 43 |
| International equities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 | 11 |
| Hedge funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 | 25 |
| Cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 3 |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 % | 100 % |

| | Target asset allocation |
| --- | --- |
| Domestic equities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22 % |
| Fixed income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 |
| International equities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Hedge funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
| Cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 % |

The assets held by the Major League Baseball Pension Master Trust are reported at fair value. All assets, except for hedge funds and certain investments in equities and fixed-income securities made through common and collective trusts, are Level 1 assets that are actively traded and valued using quoted prices for identical securities from the market exchanges. As of December 31, 2023 and 2022, the fair value of Level 1 master trust assets attributable to Braves Holdings' sponsored plan was $7.1 million and $6.8 million, respectively. As of December 31, 2023 and 2022, the fair value of Level 2 master trust assets attributable to Braves Holdings' sponsored plan was $67.1 million and $53.8 million, respectively. Investments in hedge funds of $12.6 million and $19.8 million as of December 31, 2023 and 2022, respectively, are measured at NAV.

Certain employees of Braves Holdings participate in a Company sponsored 401(k) Savings Plan (the "401(k) Plan"). Braves Holdings makes matching contributions to the 401(k) Plan based on a percentage of the amount contributed by its employees. For the years ended December 31, 2023 and 2022, Braves Holdings' contributions to the 401(k) Plan aggregated to $2.8 million and $2.2 million, respectively.

## (9) Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Prior to the Split-Off, the Company was included in the federal consolidated income tax returns of Liberty Media. The tax provision included in these consolidated financial statements has been prepared on a stand-alone basis, as if the Company was not part of the consolidated Liberty Media tax group.

Income tax benefit (expense) consists of:

|  | Years ended December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | amounts in thousands | |
| Current: | | |
| Federal | $ (3,689) | (12,976) |
| State | (14) | — |
| Foreign | (305) | (92) |
|  | (4,008) | (13,068) |
| Deferred: | | |
| Federal | 7,887 | 10,446 |
| State | (15) | (33) |
| Foreign | — | — |
|  | 7,872 | 10,413 |
| Income tax benefit (expense) | $ 3,864 | (2,655) |

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal statutory rate of 21% as a result of the following:

|  | Years ended December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | amounts in thousands | |
| Computed expected tax benefit (expense) | $ 27,123 | 6,619 |
| State tax benefit (expense), net of federal benefit (expense) | (23) | (26) |
| Intergroup interest | (17,467) | (7,382) |
| Nondeductible goodwill reduction from sale of Professional Development League Clubs | — | (849) |
| Executive compensation | (1,966) | (354) |
| Nondeductible transaction costs | (2,507) | — |
| Stock-based compensation | 561 | 147 |
| Nondeductible meals and entertainment | (1,066) | (320) |
| Other | (791) | (490) |
| Income tax benefit (expense) | $ 3,864 | (2,655) |

During the year ended December 31, 2023, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to intergroup interest losses that are not deductible for tax purposes.

During the year ended December 31, 2022, the Company recognized tax expense instead of a tax benefit at the expected federal tax rate of 21% primarily due to intergroup interest losses that are not deductible for tax purposes and the reduction of goodwill as a result of the sale of the Professional Development League clubs that is also not deductible for tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
|  | amounts in thousands | |
| Deferred tax assets: | | |
| Finance lease obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 27,981 | 29,000 |
| Tax loss and credit carryforwards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,724 | 18,185 |
| Accrued compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,701 | 2,152 |
| Stock compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,661 | 1,615 |
| Deferred compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 255 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,192 | 6,694 |
| Deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56,259 | 57,901 |
| Deferred tax liabilities: | | |
| Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47,171 | 53,252 |
| Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,624 | 35,467 |
| Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,619 | 8,531 |
| Contract assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,091 | 11,864 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,169 | 2,886 |
| Total deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 106,674 | 112,000 |
| Net deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (50,415) | (54,099) |

At December 31, 2023, the Company had a deferred tax asset of $16.7 million for state net operating losses ("NOLs") and federal and state interest expense carryforwards. The Company has $6.2 million of state NOLs and $9.5 million of interest expense that may be carried forward indefinitely and $1.0 million of state NOLs that will expire on various dates through 2037. These carryforwards are expected to be utilized in future periods and are not subject to a valuation allowance.

As of December 31, 2023 and 2022, no unrecognized tax benefits have been recorded. As of December 31, 2023, Liberty Media's tax years prior to 2020 are closed for federal income tax purposes, and the Internal Revenue Service (the "IRS") has completed its examination of Liberty Media's 2020 tax year. Liberty Media's 2021 tax year has not been audited by the IRS and its 2022 tax year is currently under examination by the IRS. The IRS is reviewing Liberty Media's 2023 tax year as part of the IRS's compliance assurance process audit program. Various states are currently examining Liberty Media's prior years' state income tax returns. The Company does not expect the ultimate disposition of these audits to have a material adverse effect on the Company's financial position or results of operations.

## (10) Stockholders' Equity

### Preferred Stock

Atlanta Braves Holdings' preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors.

As of December 31, 2023, no shares of preferred stock were issued and 50 million shares of preferred stock are authorized, which are undesignated as to series.

### Common Stock

Series A common stock have one vote per share, Series B common stock have ten votes per share, and Series C common stock have no votes per share, except as required by Nevada law. Each share of Series B common stock is convertible at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2023, 3.5 million shares of Series C common stock were reserved by the Company for issuance under exercise privileges of outstanding stock options.

## (11) Stock-Based Compensation

The Company recorded stock-based compensation expense of $13.2 million and $12.2 million during the years ended December 31, 2023 and 2022, respectively. These amounts are included in selling, general and administrative expense in the consolidated statements of operations.

### Incentive Plans

Prior to the Split-Off and pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan, Liberty granted, to certain of its directors, employees and employees of its subsidiaries, RSAs, RSUs and stock options to purchase shares of Liberty Braves common stock (collectively, "Awards"). At the time of the Split-Off, the Awards were exchanged into RSAs, RSUs and stock options to purchase shares of Atlanta Braves Holdings common stock.

Subsequent to the Split-Off, the Company can grant, to certain of its directors, employees and employees of its subsidiaries, RSAs, RSUs and stock options to purchase shares of its common stock, under the Atlanta Braves Holdings 2023 Omnibus Incentive Plan (the "2023 Plan") and may grant Awards in respect of a maximum of 7.25 million shares of Atlanta Braves Holdings common stock.

Awards generally vest over 1-5 years and have a term of 7-10 years. The Company issues new shares upon exercise of equity awards. The Company measures the cost of employee services received in exchange for an equity classified Award (such as RSAs, RSUs and stock options) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

*Grants of Awards*

Awards granted in 2023 and 2022 are summarized as follows:

| | Years ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2023 | | 2022 | |
| | Awards granted (000's) | Weighted average GDFV | Awards granted (000's) | Weighted average GDFV |
| Series C Atlanta Braves Holdings common stock options, Braves employees [1] | 476 | $ 14.81 | NA | NA |
| Series C Atlanta Braves Holdings common stock options, Liberty employees and directors [2] | 90 | $ 14.78 | NA | NA |
| Series C Liberty Braves common stock options, Liberty employees and directors [2] | 3 | $ 14.24 | 10 | $ 12.40 |
| Series C Liberty Braves common stock options, Liberty CEO [3] | — | $ — | 95 | $ 9.16 |
| Series C Atlanta Braves Holdings common stock RSUs, Braves employees [4] | 411 | $ 37.14 | NA | NA |
| Series C Atlanta Braves Holdings common stock RSUs, Liberty employees and directors [5] | 44 | $ 37.40 | NA | NA |
| Series C Liberty Braves common stock RSUs, Braves employees [4] | — | $ — | 138 | $ 32.76 |
| Series C Liberty Braves common stock RSUs, Liberty employees and directors [6] | 19 | $ 34.51 | 29 | $ 27.33 |
| Series C Liberty Braves common stock RSUs, Liberty CEO [7] | 31 | $ 34.44 | — | $ — |

(1) Vests annually over three years.
(2) Mainly vests between one and three years for employees and in one year for directors.
(3) Grant made in March 2022 cliff vested in December 2022.
(4) Mainly vests between one and three years.
(5) Mainly vests annually over three years for employees and in one year for directors.
(6) Grants mainly vest in one year for directors and one year from the month of grant for employees, subject to the satisfaction of certain performance objectives.
(7) Grant made in 2023 cliff vests one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the Company's compensation committee.

For awards that are performance-based, performance objectives, which are subjective, are considered in determining the timing and amount of compensation expense recognized. The Company assesses the probability of achieving the performance objectives each reporting period and as satisfaction of the performance objectives is deemed probable, the Company records the associated compensation expense.

The Company did not grant any options to purchase shares of Series A or Series B Atlanta Braves Holdings common stock during the year ended December 31, 2023, nor did Liberty Media grant any options to purchase shares of Series A or Series B Liberty Braves common stock during the year ended December 31, 2022.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes valuation model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2023 and 2022, the range of expected terms was 5.55 to 5.64 years. The volatility used in the calculation for Awards is based on the historical volatility of Atlanta Braves Holdings common stock (and previously, Liberty Braves common stock). For grants made in 2023 and 2022, the range of volatilities was 33.3% to 35.0%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

*Outstanding Awards*

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Braves common stock through the Split-Off date and Atlanta Braves Holdings common stock subsequent to the Split-Off date, granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the options.

| | Series C | | | |
| | Atlanta Braves Holdings options (000's) | WAEP | Weighted average remaining life | Aggregate intrinsic value (in millions) |
|---|---|---|---|---|
| Outstanding at January 1, 2023 | 3,108 | $ 26.17 | | |
| Granted | 569 | $ 37.44 | | |
| Exercised | (171) | $ 19.00 | | |
| Forfeited/Cancelled | (4) | $ 22.75 | | |
| Outstanding at December 31, 2023 | 3,502 | $ 28.36 | 4.1 years | $ 39 |
| Exercisable at December 31, 2023 | 2,541 | $ 26.64 | 3.5 years | $ 33 |

As of December 31, 2023, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Atlanta Braves Holdings common stock.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Atlanta Braves Holdings Awards was approximately $24.8 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.7 years.

As of December 31, 2023, 3.5 million shares of Series C Atlanta Braves Holdings common stock were reserved by the Company for issuance under exercise privileges of outstanding stock options.

*Exercises*

The aggregate intrinsic value of all Atlanta Braves Holdings Series C stock options and Liberty Braves Series A and Series C stock options, on a combined basis, exercised during the years ended December 31, 2023 and 2022 was $2.5 million and $1.2 million, respectively.

*RSAs and RSUs*

The Company had approximately 510 thousand unvested RSAs and RSUs of Atlanta Braves Holdings common stock held by certain directors, officers and employees as of December 31, 2023. These Series A and Series C unvested RSAs and RSUs of Atlanta Braves Holdings common stock had a weighted average GDFV of $36.80 per share.

The aggregate fair value of all RSAs and RSUs of Atlanta Braves Holdings common stock and Liberty Braves common stock, on a combined basis, that vested during the years ended December 31, 2023 and 2022 was $6.1 million and $6.4 million, respectively.

**(12) Related-Party Transactions**

During the years ended December 31, 2023 and 2022, the Company recognized approximately $1.9 million and $1.2 million, respectively, from MLBAM for the reimbursement of certain centralized services performed by MLBAM. These amounts are included in selling, general and administrative, including stock-based compensation in the consolidated statements of operations. During the years ended December 31, 2023 and 2022, the Company also recognized insignificant revenue and expenses related to transactions with other equity method affiliates.

**(13) Commitments and Contingencies**

*Collective Bargaining Agreement*

On November 30, 2016, the MLBPA and the Clubs entered into a collective bargaining agreement for the 2017 through 2021 seasons (the "2016 Agreement"). The 2016 Agreement contained provisions surrounding revenue sharing among the Clubs, a competitive balance tax on Club payrolls that exceed specified thresholds, minimum player salary levels and other provisions impacting Braves Holdings' operations and its relationships with members of the MLBPA.

In March 2022, the MLBPA and the Clubs entered into a new collective bargaining agreement that covers the 2022-2026 MLB seasons ("CBA"). The start of the 2022 regular season was delayed as a result of the related negotiations, but a full season was completed. The CBA contains provisions surrounding revenue sharing among the Clubs, a competitive balance tax on Club payrolls that exceed specified thresholds, minimum player salary levels, an expanded postseason schedule and other provisions impacting Braves Holdings' operations and its relationships with members of the MLBPA. Braves Holdings' minor league players are also parties to a collective bargaining agreement. Approximately 15% of the Company's labor force is covered by collective bargaining agreements.

There are two components of the revenue sharing plan that each Club is subject to under the CBA: a straight base revenue pool (the "Pool") and the Commissioner Discretionary Fund. The size of the Pool is equal to the total amount transferred if each Club contributed 48% of its prior years' net defined local revenue ("NDLR"). The contributions per Club are based on a composite of the prior three years' NDLR and funds are distributed equally to all Clubs. Certain Clubs are disqualified from revenue sharing from the Pool based on market size. Also, each season, the Clubs are required to equally fund a Commissioner's Discretionary Fund up to $15 million. Club submissions of NDLR are subject to audit by the MLB Revenue Sharing Administrator and are subject to rules issued by the MLB Revenue Sharing Definitions Committee.

For the years ended December 31, 2023 and 2022, Braves Holdings incurred $26.0 million and $16.0 million, respectively, in revenue sharing, which is included as an expense within baseball operating costs in the consolidated statements of operations.

*Employment Contracts*

Long-term employment contracts provide for, among other items, annual compensation for certain players (current and former) and other employees. As of December 31, 2023, amounts payable annually under such contracts aggregated $236.9 million in 2024, $180.0 million in 2025, $160.7 million in 2026, $111.4 million in 2027, $104.9 million in 2028 and $156.3 million, combined, thereafter. Additionally, these contracts may include incentive compensation (although certain incentive compensation awards cannot be earned by more than one player per season).

Subsequent to December 31, 2023, Braves Holdings entered into long-term employment contracts with certain players, pursuant to which approximately $33.6 million is anticipated to be paid through 2025 according to the terms of such contracts, excluding any incentive compensation.

*Diamond Sports Group Bankruptcy*

As disclosed in note 2, ANLBC has a long-term local broadcasting agreement with Sportsouth Network II, LLC, a subsidiary of Diamond Sports Group, granting its regional cable networks the right to broadcast substantially all of the Braves games not otherwise selected for broadcast within the home television territory of the Braves. In March 2023, Diamond Sports Group filed for chapter 11 protection. As a result of the chapter 11 proceeding, ANLBC may be required to repay up to $34.2 million, the amount remitted to ANLBC during the 90-day preference period preceding the filing. In addition, if the broadcasting agreement is rejected in the bankruptcy proceeding, ANLBC will not receive any revenue from Sportsouth Network II, LLC during the remaining contract term and ANLBC would be required to write-down accounts receivable and contract assets of approximately $34.6 million recorded in the consolidated balance sheet as of December 31, 2023. Throughout the bankruptcy proceeding, Braves Holdings has continued to receive scheduled payments.

*Litigation*

Braves Holdings, along with the BOC and other MLB affiliates, has been named in a number of lawsuits arising in the normal course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

**(14) Segment Information**

The Company, through its ownership of Braves Holdings, is primarily engaged in the entertainment and real estate industries. The Company identifies its reportable segments as those operating segments that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA (as defined below) or total assets.

The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as attendance, viewership and social media.

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring, acquisition and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The Company has identified the following as its reportable segments:

- Baseball—operations relating to Braves baseball and Truist Park and includes ticket sales, concessions, advertising sponsorships, suites and premium seat fees, broadcasting rights, retail and licensing.

- Mixed-Use Development—includes retail, office, hotel and entertainment operations within the Battery Atlanta.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies.

*Performance Measures*

| | Years ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2023 | | 2022 | |
| | Revenue | Adjusted OIBDA | Revenue | Adjusted OIBDA |
| | amounts in thousands | | | |
| Baseball . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 581,671 | 21,225 | 534,984 | 33,259 |
| Mixed-Use Development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58,996 | 39,499 | 53,577 | 35,433 |
| Corporate and Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | (22,399) | — | (9,916) |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 640,667 | 38,325 | 588,561 | 58,776 |

*Other Information*

| | December 31, 2023 | | | December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Total assets | Investments in affiliates | Capital expenditures | Total assets | Investments in affiliates | Capital expenditures |
| | amounts in thousands | | | | | |
| Baseball . . . . . . . . . . . . . . . . . . . | $ 882,442 | 84,326 | 12,152 | 953,016 | 78,326 | 6,853 |
| Mixed-Use Development . . . . . . | 571,586 | 14,887 | 56,884 | 516,498 | 16,238 | 10,816 |
| Corporate and other . . . . . . . . . . . | 51,256 | — | — | 69,531 | — | — |
| Elimination (1) . . . . . . . . . . . . . . . | (954) | — | — | (48,384) | — | — |
| Total . . . . . . . . . . . . . . . . . . . . . . | $ 1,504,330 | 99,213 | 69,036 | 1,490,661 | 94,564 | 17,669 |

(1) This amount relates to income taxes payable that partially offsets income taxes receivable in the consolidated balance sheets.

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) before income taxes:

| | Years ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | amounts in thousands | |
| Adjusted OIBDA. | $ 38,325 | 58,776 |
| Impairment of long-lived assets and other related costs. | (564) | (5,427) |
| Stock-based compensation | (13,221) | (12,233) |
| Depreciation and amortization | (70,980) | (71,697) |
| Operating income (loss) | (46,440) | (30,581) |
| Interest expense | (37,673) | (29,582) |
| Share of earnings (losses) of affiliates, net | 26,985 | 28,927 |
| Realized and unrealized gains (losses) on intergroup interests, net | (83,178) | (35,154) |
| Realized and unrealized gains (losses) on financial instruments, net | 2,343 | 13,067 |
| Gains (losses) on dispositions, net | 2,309 | 20,132 |
| Other, net | 6,496 | 1,674 |
| Earnings (loss) before income taxes | $ (129,158) | (31,517) |

# CORPORATE DATA

## BOARD OF DIRECTORS

**Gregory B. Maffei**
Chairman of the Board, President &
Chief Executive Officer
Atlanta Braves Holdings, Inc.

**Brian M. Deevy**
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

**Wonya Y. Lucas**
Former President & Chief
Executive Officer
Hallmark Media

**Terence McGuirk**
Chairman & CEO
Braves Holdings, LLC

**Diana M. Murphy**
Managing Director
Rocksolid Holdings, LLC

### EXECUTIVE COMMITTEE

**Gregory B. Maffei**

**Terence McGuirk**

### COMPENSATION COMMITTEE

**Wonya Y. Lucas** (Chair)

**Brian M. Deevy**

**Diana M. Murphy**

### AUDIT COMMITTEE

**Brian M. Deevy** (Chair)

**Wonya Y. Lucas**

**Diana M. Murphy**

### NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

**Diana M. Murphy** (Chair)

**Brian M. Deevy**

**Wonya Y. Lucas**

## SENIOR OFFICERS

**Gregory B. Maffei**
Chairman of the Board, President &
Chief Executive Officer

**Renee L. Wilm**
Chief Legal Officer & Chief
Administrative Officer

**Brian J. Wendling**
Chief Accounting Officer & Principal
Financial Officer

**Ben Oren**
Executive Vice President &
Treasurer

### CORPORATE SECRETARY

**Katherine C. Jewell**

### CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5500

### STOCK INFORMATION

Series A and C Common Stock (BATRA/K)
trade on the NASDAQ Global Select Market.

Series B Common Stock (BATRB) is
quoted on the OTC Markets.

## CUSIP NUMBERS

BATRA—047726 104
BATRB—047726 203
BATRK—047726 302

### TRANSFER AGENT

**Atlanta Braves Holdings, Inc.**
**Shareholder Services**
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: 813-255-2421
Toll Free: 1-844-998-0388
*https://shareholder.broadridge.com/abh*

### INVESTOR RELATIONS

Shane Kleinstein
*investor@bravesholdings.com*
(720) 875-5500

### ON THE INTERNET

Visit the Atlanta Braves Holdings, Inc. website at
***www.bravesholdings.com***

### FINANCIAL STATEMENTS

Atlanta Braves Holdings, Inc. financial statements
are filed with the Securities and Exchange
Commission. Copies of these financial statements
can be obtained from the Transfer Agent or
through the Atlanta Braves Holdings, Inc. website.